As filed with the Securities and Exchange Commission on August [__], 2019.

Registration No. [__________]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

RONN Motor Group, Inc.
(Exact name of registrant as specified in its charter)

Delaware	[CIK: 0001651765]	[474161690]
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

20645 North Pima Road, Suite 140

Scottsdale, AZ 85255

(480) 498-8989

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ronal (Maxwell) Ford

Chief Executive Officer

RONN Motor Group, Inc.

20645 North Pima Road, Suite 140

Scottsdale, AZ 85255

(480) 498-8989

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

W. Scott Lawler, Esq.

Booth Udall Fuller, PLC

1255 W. Rio Salado Pkwy #215

Tempe, AZ 85281

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☐
Non-Accelerated Filer	☐	Smaller Reporting Company	☐
		Emerging Growth Company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

Subject to Completion, dated AUGUST [_8_], 2019

[_____10,000,000_____] shares

RONN Motor Group, Inc.

COMMON STOCK

RONN Motor Group, Inc. is offering 10,000,000 shares of common stock. This is our initial public offering, and no public market currently exists for our common stock. We anticipate that the initial public offering price will be between $5.00 and $8.00 per share.

We have applied to list our common stock on the [NASDAQ Global Market under the reserved symbol “RONN”

We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page [__].

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Amount to be Registered		Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(1)
Common Stock, par value $0.0001 per share	10,000,000	(2)	$5.00	$50,000,000	$6060.00
Common Stock, par value $0.0001 per share	[_]	(3)	$-	$-	$-

______________

(1)

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended (the “Securities Act”), based on the average of the high and low sales process of the Registrant’s common stock on the Senior Exchange Markets on July 10, 2019.

(2)	Represents estimated shares of the Registrant’s common stock being registered pursuant to a direct public offering being undertaken by the Registrant.
(3)

Represents shares of the Registrant’s common stock being registered for resale that are held by the selling stockholders named in the selling stockholder’s prospectus or a prospectus supplement thereto.

The underwriters have the option to purchase up to an aggregate of [__________] additional shares of common stock from us at the public offering price, less the underwriting discounts and commissions, for a period of 30 days after the date of this prospectus. The underwriters expect to deliver the shares against payment to the purchasers on or about______, 2019.

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We are responsible for the information contained in this prospectus. We have not, and the underwriters have not,] authorized anyone to provide you with any information other than in, or incorporated by reference in, this prospectus. We [and the underwriters] take no responsibility for,and can provide no assurance as to the reliability of, any other information that others may give you or any representation that others may make to you. We are not, and the underwriters are not,] making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of any sale of the common stock. Our business, liquidity position, financial condition, prospects or results of operations may have changed since the date of this prospectus.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

INDUSTRY AND MARKET DATA

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications and other published sources. Some data are also based on our good faith estimates. Although we believe these third-party sources are reliable as of their respective dates, neither we [nor the underwriters] have independently verified the accuracy or completeness of this information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications.

PROSPECTUS SUMMARY

This summary highlights information included elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in the Securities. You should read and consider this entire prospectus carefully, including the sections titled “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making any investment decision. Unless the context otherwise requires, the terms “RONN”, “Company”, “RMG”, “we”, “us” and “our” relate and similar terms refer to RONN Motor Group, Inc.

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STRATEGIC PERSPECTIVE OF RONN MOTOR GROUP

RONN Motor Group (hereinafter referred as RONN) is an unique automotive manufacturer falling in between traditional OEMs and newly founded new energy vehicle companies.

As widely known, traditional car OEM is a capital-intensive business which requires heavy capital investment. The launch of a vehicle model goes through the process of design and development, prototype manufacturing, mass production preparation & production, and sales & marketing, etc. For the so called “New Forces of New Energy Vehicle Companies”, they normally don’t have accumulation of brand, technology, products and assets like traditional car OEMs. Therefore, a large amount of financing is required for these companies to grow, especially at early stage. For instance, to build a prototype car, a new energy vehicle company needs at least thousands of people, billions to invest in R&D, design and testing hardware and software, and take about two to three years. Once the prototype is produced, the valuation of those companies, e.g. NIO, WM Motor, and Xpeng Motors, would have reached USD$2-3.5 Billion.

Since the establishment of RONN, the company has successfully produced prototypes. The company and Mr. Ford have established a unique brand in the world of hydrogen-powered vehicles, formed its unique technology and product portfolio, and integrated core technology and products in the supply chain. Due to these development in the past ten years, RONN has reached the prototype stage without large-scale capital investment. It also owns leading brand in hydrogen-powered automobile industry, and through new partnerships and agreements in the US and China now has advanced hydrogen power system, lightweight material technology that can be commercialized, and integration capabilities of the global supply chain.

Since May 2018, the Chinese central government has increased its support for the hydrogen automobile industry. This support reached a new height in March 2019, when the “Development of Hydrogen Powered Vehicles” was written in the government report of the National Congress Meetings held every five years. The development of hydrogen energy and vehicles has become China's national development strategy. Based on the history of China’s rapid development of electric vehicles in the past decade, it is expected that fuel cell EV companies will realize rapid and dramatic growth in China in the next three to five years.

Since May 2018, RONN has formed strategic partnership with Arbor Lake Capital, which focuses on cross-border M&A and investment between China and U.S. With the help of Arbor Lake Capital, RONN has developed clear growth strategy in China and has been implementing it solidly. The initiatives that have been implemented or are being implemented include the following:

1.  RONN China:

1.	RONN has registered and set up its China headquarter in Shanghai in July 2019.

2.

RONN signed a Management Consulting Agreement with Arbor Lake Capital's China affiliated company - Xizang Kai Xuan Investment & Management Co., Ltd. By utilizing Kai Xuan’s rich multinational companies’ management experience and integration capabilities of joint ventures, RONN China can ensure a smooth market entry into China before RONN China’s own team is established.

3.

RONN, August 2019 has closed financial funding commitments totaling USD $20,000,000 (twenty million) on its 1st phase of growth in China. The funding commitments included A) $10,000,000 USD (ten million) or RMB equivalent from the government B) $10,000,000 USD (ten million) or RMB equivalent in private funding. RONN also has additional cash commitments within its Chinese Joint Ventures.

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1.   Business Growth in China:

1.

In April 2019, RONN successfully established its first 3-way joint venture company in China with two Chinese OEMs, focusing on the production of hydrogen fuel cell electric buses. Including $19,000,000 USD in cash commitments with milestones per the agreement. RONN has also received the use of a complete set of New Energy Vehicle manufacturing licenses and 2,000,000 square feet of manufacturing space and land.

2.

In May 2019, RONN signed a definitive Joint Venture Agreement (JVC) with a private Chinese hydrogen focused company to produce hydrogen cold chain specialty logistics vehicles in the City of Chongqing, China. This agreement has been signed, the charter written and states RONN will receive approximately $10 million USD in cash among other items once the registration is completed, which the Company expects to complete in August 2019.

3.	In May 2019, RONN signed a Letter of Intent (LOI) with China's largest commercial vehicle manufacturer to produce hydrogen logistics trucks in the Province of Guangdong, China.

4.

In addition, RONN also had preliminary discussions with several Chinese top tier passenger car companies. These discussions involve topics such as how to leverage their existing manufacturing facilities and OEM capabilities to help RONN produce its Phoenix-series hydrogen fuel cell sports cars and other passenger vehicles in China.

2.   Government Support:

1.	RONN has signed Strategic Cooperation Agreements with three local municipal governments in China. In these agreements, RONN will receive government support including funds, land & plants, tax incentives etc. once its local presence is established.

2.

As a first stage to support RONN, the local PRC governments will help RONN set up R&D centers initially with monetary support in the form of subsidies or equity investment. Such monetary terms have been negotiated and agreed to in the written agreements. These government investments have been established at approximately $10,000,000 million USD, plus buildings and operational offices. RONN will retain 51% of the R&D centers and will match the government invested capital by issuing shares of RONN’s common stock. The focus of the R&D centers is to develop key technology applications for hydrogen power systems, mobile platforms and IP applications from our portfolio. We are at the final stage of negotiations.

3.	At the same time, RONN is also actively involved in the local government's hydrogen city demonstration projects. The scope of those projects is to provide integrated hydrogen energy solutions to the city including hydrogen buses, hydrogen stations, and mini-grid powered by fuel cells.

3.   Chinese Governmental Subsidies for FCEV’s

1. Automobiles approximately	$29,000	USD	per vehicle
2. Light Duty Truck/Bus approximately	$43,500	USD	per vehicle
3. Heavy Duty Truck/Bus approximately	$72,500	USD	per vehicle

4.   Local Government Subsidies will additionally match the National Subsidies at a rate between 50% to 100%

5.   RONN California:

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6.   Using their extensive network developed over 100’s of collective years of experience, RONN Motor group will do the final go to market proof of concept in California. This initial work will be done at MetalCrafters a leading producer of automotive, and aerospace concepts for OE’s globally for over 40 years. California is the leading state in America for hydrogen fuel-cell vehicles, now having enough infrastructure to provide hydrogen fuel statewide.

7.    RONN expects to distribute its new Phoenix Spyder among the luxury market in California, which is also a leader in climate and emission change and control. Toyota and Hyundai both now sell their fuel cell vehicles in California. Ronn Motor group has an extensive list of partners they are engaging to support development of the new vehicles, including Bosch Power Train team, MathWorks who is the provider of nearly all the software applications to OE’s worldwide. All vehicles will go through FMVSS homologation for the US and China markets. Once development is complete in the US, RONN Motor Group will begin manufacturing, sales and distribution in China market through it several JV’s, partnerships and relationships. Formal final work on the new second generation zero emission hydrogen fuel cell vehicle is scheduled to begin August of 2019.

8. RONN has additionally signed a Strategic Partnership Framework Agreement with John Venners and Italian based AICON Yachts to co-develop hydrogen fuel cell zero-emission generators to be installed on all AICON Yachts. RONN Motor Group, Inc. will provide the technologies and the two companies will co-market and distribute globally.

COMPANY OVERVIEW

RONN Motor Group, Inc. is an automaker, focusing on leading edge all-electric, hydrogen-fuel cell, zero-emission new energy vehicles (“NEVs”). Management believes that the current NEVs lack visual appeal and have inadequate range operating as all-electric battery platforms. The Company possesses technology in Nano carbon composite materials and automated driver-assist systems and has the right to use patented sensors, graphene fuel cell advancements and super capacitor technologies through our IP partner agreements.

RONN’s initial focus has been for several years to form People’s Republic of China (“PRC”) limited liability joint ventures with recognized Chinese electric vehicle (“EV”) automobile manufacturers, Provincial CEZD (Chinese economic zones inside the PRC) to support the new vision for their hydrogen culture, and city based research centers, supported by local governments to begin production of NEVs, sportscars, sedans and sports utility vehicles (“SUVs”). RONN has intentionally targeted Chinese market and business environment because it has the largest market taking advantage of the new PRC political mandate.

China has mandated the production of NEVs beginning in 2019 to replace fossil fuel vehicles. In addition, other countries outside of the U.S. have mandated the end of internal combustion engines by, no later than, 2030 to 2050, depending on the country’s specific mandates and deadlines. For example: California, the Netherlands, Norway and Sweden have mandated the end of fossil fuel car sales by 2025; India and Germany have mandated the end of fossil fuel car sales by 2030; and Australia, France and the United Kingdom have mandated the end of fossil fuel car sales by 2040. The result is the need of, somewhere between, 500 million to 1 billion new zero-emission vehicles by the year 2050.

Currently, the Company is engaged in the development and production of the Phoenix, a zero emission, all-electric NEV automobile, which evolved from its flagship eco-exotic supercar, the Scorpion. RMG’s initial hydrogen hybrid supercar design, the Scorpion, is an award winning, sleek, futuristic, eco supercar which has been featured at top automotive events, recognized as an advanced performance supercar by top magazines, and endorsed by automotive industry experts and enthusiasts as well as celebrities. The goal of the Phoenix is to push the edge of and to address style, performance, zero-emissions, leading edge materials and sustainable zero-emission fuels.

The Phoenix is expected to feature an all-electric drive with hydrogen fuel cell/battery propulsion and stellar performance. In addition, the Phoenix is expected to include ultra-high operating efficiencies with sustainability and is intended to have an initial range of approximately 300 miles -600 miles with hydrogen fuel cell and battery enhanced options). Currently, the Phoenix is in the final phase of development and production, and the Company anticipates that the prototype concept will be completed by the second quarter of 2020. The Company expects to have an automobile ready for market by the first quarter of 2021. In addition, the Company expects to have a second automobile which will be either an all-electric, zero-emission SUV or sedan ready for market by the end of 2022.

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In addition, RONN intends to manufacture and distribute its first zero-emission all-electric fuel cell/battery automobiles, trucks and buses in China through joint ventures thereby taking advantage of the largest automobile market in the world today and government mandates to supply NEVs to replace fossil fuel vehicles. According to Inside EVs, China is projected to account for 57% of the world’s EV sales by 2035. Furthermore, according to Electrek, Tesla had over $2 billion in revenues in 2017 based upon shipping its vehicles to China. According to Thompson Reuters, Tesla is now building a new 500,000 EV automobile factory along with other companies such as NIO Motors. The Company also intends to compete in the mid to luxury Hydrogen Fuel Cell EV SUV’s and four door sedans segment and may also manufacture limited edition supercars.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY AND SMALLER REPORTING COMPANY

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies, including:

•	reduced disclosure about our executive compensation arrangements;

•	exemption from the requirements to hold non-binding advisory votes on executive compensation and golden parachute payments; and

•	exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions until the last day of the fiscal year following the fifth anniversary of this offering or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company earlier if we have more than $1.07 billion in annual revenue, we have more than $700 million in market value of our stock held by non-affiliates (and we have been a public company for at least 12 months and have filed one annual report on Form 10-K with the Securities and Exchange Commission, or the SEC) or we issue more than $1 billion of non-convertible debt securities over a three-year period. For so long as we remain an emerging growth company, we are permitted, and intend, to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. We may choose to take advantage of some, but not all, of the available exemptions.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to “opt out” of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we will adopt the new or revised standard at the time private companies adopt the new or revised standard and will do so until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company. Therefore, the reported results of operations contained in our financial statements may not be directly comparable to those of other public companies.

We are also a “smaller reporting company,” meaning that the market value of our stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700 million and our annual revenue is less than $100 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our stock held by non-affiliates is less than $250 million or (ii) our annual revenue is less than $100 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies.

Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

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OUR CORPORATE INFORMATION

We were incorporated as RONN Motor Group, Inc. in the State of Delaware on January 8, 2013. Our executive offices are located at 20645 North Pima Road, Suite 140, Scottsdale, Arizona 85255 and our telephone number is (480) 498-8989. Our website address is www.ronnmotorgroup.com. Except as set forth below, the information on our website is not part of this prospectus.

THE OFFERING

Securities Being Offered

The Company is offering sale pursuant to this prospectus up to 10,000,000 shares of our common stock. There is no minimum number of shares to be sold by the Company.

In addition, the selling stockholders identified herein are offering for resale up to [_] shares of the Company’s common stock.

Offering Price

The offering price of the common stock is $5.00 per share. There is no public market for our common stock. We cannot give any assurance that the shares offered will have a market value, or that they can be resold at the offered price if and when an active secondary market might develop, or that a public market for our securities may be sustained even if developed. The absence of a public market for our stock will make it difficult to sell your shares in our stock.

Upon the effectiveness of the registration statement of which this prospectus is a part, we intend to apply to FINRA for quotation on the NASDAQ or NYSE , through a market maker that is a licensed broker dealer, to allow the trading of our common stock upon our becoming a reporting entity under the Securities Exchange Act of 1934. There is no guarantee, however, that our common stock will ever be quoted on the NASDAQ or NYSE or any other Senior Exchange .

Securities Issued and to be Issued

140,220,965 shares of our common stock are issued and outstanding as of July 25, 2019. Our CEO and sole director, Mr. Ronn (Maxwell) Ford, owns an aggregate of 62.71% of the outstanding voting power of the Company and therefore has substantial control. Upon the completion of this offering, Mr. Ford will own an aggregate of approximately 54.88% of the outstanding voting power, if the maximum number of shares is sold.

Number of Shares Outstanding After the Offering If All the Shares Are Sold	150,220,965

Use of Proceeds

If we are successful at selling all the shares we are offering, our net proceeds from this offering will be approximately $45,000,000. We intend to use these proceeds to meet operational needs and invest in addition to technology and marketing.

The selling stockholders will receive all of the proceeds from the sale of the shares offered under this prospectus. We will receive none of the proceeds from the sale of the shares by the selling stockholders.

Offering Period

This offering will be open until the earlier of: (i) the maximum number of shares have been sold; (ii) twelve (12) months from the date of effectiveness of this registration statement of which this prospectus forms a part.

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SUMMARY CONSOLIDATED FINANCIAL DATA

You should read the following summary consolidated financial data together with the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. The consolidated statement of operations data for the fiscal years ended December 31, 2017, December 31, 2018 and the consolidated balance sheet data as of December 31, 2018 have been derived from our consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future.

Balance Sheet Data	As of September 30, 2018		As of December 31, 2017		As of December 31, 2016
Cash	$		$		$
Total Current Assets	$		$		$
Total Liabilities	$		$		$
Total Stockholders’ Equity (Deficit)	$	)	$(	)	$(	)

Statement of Operations	For the Year ended December 31, 2017		For the Year ended December 31, 2016
Revenue	$			$-
Net Profit (Loss) for Reporting Period	$	)	$		)

Statement of Operations	For the nine months ended September 30, 2018	For the nine months ended September 30, 2017
Revenue	$-	$-
Net Profit (Loss) for Reporting Period		$(	)

RISK FACTORS

An investment in the Company’s Securities involves significant risks, including the risks described below. You should carefully consider the risks described below in addition to the remainder of the prospectus before purchasing the Securities. The risks highlighted here are not the only ones that the Company faces. For example, additional risks presently unknown to us or that we currently consider immaterial or unlikely to occur could also impair our operations. If any of the risks or uncertainties described below or any such additional risks and uncertainties actually occur, our business, financial condition or results of operations could be negatively affected, and you might lose all or part of your investment. See “Cautionary Note Regarding Forward-Looking Statements” elsewhere in this prospectus.

Risks Related to Our Business

We have a limited operating history and a history of operating losses and expect to incur significant additional operating losses.

We are an early stage company and there is limited historical financial information upon which to base an evaluation of our performance. Our prospects must be considered in light of the uncertainties, risks, expenses, and difficulties frequently encountered by companies in their early stages of operations. We have generated net losses since we began operations and have not generated any revenue. We expect to incur substantial additional net expenses over the next several years as our research, development and commercial activities increase. The amount of future losses and when, if ever, we will achieve profitability are uncertain. Our ability to generate revenue and achieve profitability will depend on, among other things, successful completion of the Phoenix and our other planned products; successfully developing technologies and entering into agreements for use of other parties’ technologies or products; successfully negotiating with automobile and automobile parts manufacturers; entering into successful manufacturing, sales and marketing arrangements; and raising sufficient funds to finance our activities. If we are unsuccessful at some or all of these undertakings, our business, prospects and results of operations may be materially adversely affected.

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We are an early-stage company with an unproven business strategy and may never achieve commercialization of our proposed products or profitability.

We are at an early stage of development and commercialization of our technologies and proposed products. We have not yet fully developed any of our proposed products or technologies, and we have not begun to market any products or technologies. Accordingly, we have not begun to generate revenues. Our proposed products and technologies will require significant additional testing and investment prior to commercialization. A commitment of substantial resources by us and potentially our partners to conduct time-consuming research and testing will be required if we are to complete the development of our proposed products and technologies. There can be no assurance that our proposed products will meet applicable regulatory standards, obtain required regulatory approvals, be capable of being produced in commercial quantities at reasonable costs or be successfully marketed.

We face substantial competition from automobile companies, and if we are unable to keep up with rapid technological changes in our field or compete effectively, we will be unable to operate profitably.

We compete in an industry which is characterized by intense competition, rapid technological change, evolving industry standards and new product introductions. Our competitors, including integrated automobile manufacturers and related technology companies, may have or may develop products or technologies that will compete with our proposed products and technologies. Most of our competitors have significantly greater financial resources and expertise in discovery, development, testing, manufacturing and marketing than us. Smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large automobile manufacturers and related technology companies. Many of these competitors have significant products that are developed or at an advanced stage of development and operate large, well-funded technology discovery and development programs. There is no assurance that our competitors will not develop more efficient, effective or more affordable products than us.

If we are unable to establish sales, marketing and distribution capabilities or enter into acceptable sales, marketing and distribution arrangements with third parties, we may not be successful in commercializing any products that we may develop.

We do not have a sales, marketing or distribution infrastructure and have limited experience in the sale, marketing or distribution of our proposed products. To achieve commercial success for any products we develop, we must engage a sales and marketing team, outsource these functions to third parties, or license our products to others. We may not be able license our products on reasonable terms, if at all. The development of sales, marketing and distribution capabilities will require substantial resources, will be time-consuming, could delay any product launch and may not be successful if launched. If our sales, marketing and distribution efforts are not successful, there may be a material adverse effect on our business and financial condition.

Although we expect to engage one or more strategic partners to commercialize our products outside the United States, there can be no assurance that we will be able to engage such strategic partners on favorable terms, if at all. If we engage strategic partners or other third parties to manufacture, sell, market and distribute our proposed products, our revenues or profitability may be lower than if we were to directly manufacture market and sell products in such international markets. In addition, we may have little or no control over such third parties, and they may fail to devote the necessary resources and attention to manufacture, sell and market our products effectively. If we do not establish manufacturing, sales and marketing capabilities, either on our own or in collaboration with third parties, we will not be successful in commercializing our products which may have a material adverse effect on our business and financial condition.

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Our future success will be dependent upon our ability to design and achieve market acceptance of new vehicle models including the Phoenix.

Our growth is highly dependent upon the adoption by consumers of alternative fuel vehicles in general. There can be no assurance that we will be able to design future models of performance eco-exotic vehicles, or other vehicles, that will meet the expectations of consumers or that our future planned models will become commercially viable. It is common in the automotive industry for the production vehicle to have a styling and design different from that of the concept vehicle. To the extent that we are not able to build the production automobile to match the expectations of our prototype and anticipated specifications, future sales could be harmed. In addition, automobile customers expect new and improved vehicle models to be introduced on a frequent basis. In order to meet such expectations, we may be required to introduce new vehicle models frequently in addition to enhanced versions of existing vehicle models. If the market for our vehicles or products does not develop as we expect or develops more slowly than we expect or we fail to meet consumer preferences, our business, prospects, financial condition and operating results will be harmed.

We may experience significant delays in the design, manufacture, launch and financing of our proposed vehicles which could harm our business and prospects.

Automobile manufacturers often experience delays in the design, manufacture and release of new vehicle models. We may not be able to engage suppliers for the components in a timely manner, at an acceptable price or in the necessary quantities, if at all. Once manufactured, we will need to conduct Federal Motor Vehicle Safety Standards testing to ensure that our vehicles are in compliance with applicable safety and other regulations including compliance with the and National Highway Traffic Safety Administration and United States Environmental Protection Agency emission regulations; however, no assurance can be given that the any of our other vehicles will be in compliance with such regulations. Any delay in the financing, design, manufacture and launch of our other vehicles could materially damage our brand, business, prospects, financial condition and operating results.

If we are unable to adequately control the costs associated with operating our business our business may be adversely affected.

We will incur significant costs related to the research and development, design, manufacture and sales of our vehicles. Specifically, we will incur significant costs related to, among other things, procuring raw materials required to manufacture our high-performance vehicles and the assembly of such vehicles. Many of the factors that impact our operating costs are beyond our control. For example, we are exposed to the market risk of fluctuations in certain commodity prices for raw materials and supplies such as lithium batteries used in our products. The price and availability of such raw materials and supplies may vary significantly due to tariffs and trade wars. We do not have long-term contracts with our suppliers or guarantees of supply. Significant increases in the prices of raw materials or other commodities could require us to increase the prices of our products, which may reduce consumer demand for our products or make us more susceptible to competition. Furthermore, if we are unable to pass along increases in our operating costs to our customers, our margins and profitability may be adversely affected. In addition, we may incur significant costs related to marketing our vehicles through outlets including, but not limited to, television, radio and print publications. If we are unable to maintain a sufficiently low level of costs for designing, manufacturing, marketing, selling, distributing and servicing our vehicles, our operating results, gross margins, business and prospects could be materially and adversely impacted.

We are dependent upon a limited number of suppliers which makes us vulnerable to the extent we rely on them.

We rely upon a small number of suppliers for certain components. Such suppliers may be unable to supply us with the components we require or in such quantities that we require due to factors including, but not limited to, trade restrictions or tariffs, insufficient supply, insufficient transport capacity and other factors which are beyond our control. If we can no longer obtain components from our suppliers or they refuse to continue to supply to us on commercially reasonable terms or at all, and we cannot find replacement suppliers, our vehicle deliveries to consumers may be delayed which may have a material adverse effect on our business, prospects and operating results.

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The operation of our proposed vehicles will be different from existing internal combustion engine vehicles and consumers may experience difficulty operating our proposed vehicles properly which may have an adverse effect on our business.

The design of our proposed vehicles may be such that our proposed vehicles operate differently than internal combustion vehicles. For example, our vehicles are intended to be based on zero emission hydrogen and battery technologies for propulsion. In addition, there can be no assurance that consumers will operate our vehicles properly. Any accidents resulting from failures to operate our vehicles properly could harm our brand and reputation, result in adverse publicity and product liability claims, and could have a material adverse effect on our business, prospects, financial condition and operating results.

Developments in alternative technologies or improvements in the internal combustion engine may materially adversely affect the demand for our proposed vehicles and products.

Significant developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may cause a shift in consumer preferences thereby affecting the demand for our proposed vehicles and products. Although we intend to upgrade our product offerings and/or introduce new vehicle modules as a result of changes in alternative technologies, no assurance can be given that our efforts will be successful. Any failure by us to develop new or enhanced technologies or processes, or timely react to changes in existing technologies and consumer preferences may result in a loss of market share which may have a material adverse effect on our business and results of operations.

If we are unable to design, develop, market and sell vehicles and products that address additional market opportunities our business, prospects and operating results may suffer.

We may not be able to successfully develop new vehicles, products and services, address new market segments or develop a customer base. To date, we have focused our business efforts on the development and sale of high-performance vehicles and have targeted affluent consumers; however, in order to grow our business, we will need to address additional markets and expand our targeted consumer demographic. Our failure to address additional market opportunities may harm our business, prospectus, financial condition and operating results.

Our joint venture with Durabl (Chongqing) Motors Co., Ltd and Jiangsu Kawei Auto Industrial or any other joint ventures which we may enter into in the future may not succeed as expected.

We entered into a joint venture agreement with Durabl (Chongqing) Motors Co., Ltd (“Durabl”) and Jiangsu Hanwei Automotive Co., Ltd. (“Jiangsu”) in December 2018, as amended in March 2019, pursuant to which we will form a limited liability company (“LLC”) incorporated in the PRC, which LLC will be used for, among other things, (i) the production and sale of: hydrogen fuel cell vehicles; hydrogen fuel cells and hydrogen power related technologies; passenger, residential and operating vehicles, special trucks, new energy sightseeing vehicles, new energy all-terrain vehicles, new energy low-speed electric vehicles and other NEVs; (ii) research and development; and (ii) the design, development, production and sale of automobile parts and molds. While we believe the newly formed joint venture entity will enhance our ability to accelerate growth and improve our profitability, there is no guarantee that such joint venture will succeed. We may encounter unanticipated difficulties and obstacles that may delay or prevent the commencement of the joint venture company’s operation, some of which are outside of our control. These difficulties may include unexpected costs and delays our inability to coordinate and integrate the labor forces and the failure of Chongqing and/or Jiangsu to meet their obligations under the joint venture agreement, such as delays in capitalizing the joint venture company based on our original timeline.

Even after the joint venture company commences operations, we may not fully realize the anticipated benefits of the project, such as cost savings, improvement in working capital, increased gross margin, revenue and profitability, enhanced market share for our products and increased diversification of our products and customers. In the event that our joint venture with Durabl and Jiangsu or any other joint ventures which we may enter into in the future are not successful, our business operations and financial performance may be adversely affected.

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Demand in the automobile industry is highly volatile.

Volatility of demand in the automobile industry may materially and adversely affect our business, prospects, operating results and financial condition. The markets in which we plan to compete have been subject to considerable volatility in demand in recent periods. Demand for automobiles depends to a large extent on general, economic, political and social conditions in a given market and the introduction of new vehicles and technologies. As a new automobile manufacturer and low volume producer, we have less financial resources than more established automobile manufacturers to withstand changes in the market and disruptions in demand. Economic conditions and trends in other countries and regions where we plan to sell our vehicles may impact our business, prospects and operating results as well. Volatility in demand may lead to lower vehicle unit sales, which may result in downward price pressure and adversely affect our business, prospects, financial condition and operating results. These effects may have a more pronounced impact on our business given our smaller scale and financial resources as compared to many incumbent automobile manufacturers.

Difficult economic conditions may affect consumer purchases of luxury items, such as our performance vehicles.

Difficult economic conditions may cause a decline in the demand for our vehicles which could materially harm our business, prospects, financial condition and operating results. Accordingly, any events that have a negative effect on the United States economy or on foreign economies or that negatively affect consumer confidence in the economy, including, but not limited to, increases in unemployment rates, investment losses, actual or perceived economic slowdowns and reductions in access to credit may impact consumers’ ability and willingness to spend discretionary dollars. In addition, volatile economic conditions may repress consumer confidence and discretionary spending. Any of the foregoing may have an adverse effect on our business, financial condition and results of operations.

Our operating results may vary significantly from period-to-period due to the seasonality of our business and fluctuations in our operating costs.

Our operating results may vary significantly from period-to-period due to many factors including seasonal fluctuations that may have an effect on the demand for our vehicles. Demand for new cars in the automobile industry, including for high-performance sports vehicles, declines during the winter. Adverse weather conditions during our most favorable months or periods may cause additional fluctuations in our operating results from quarter-to-quarter within a fiscal year.

If our vehicle owners customize our vehicles with aftermarket products, our vehicles may not operate properly, which could harm our business.

Automobile enthusiasts may seek to customize our vehicles to modify their performance which could compromise vehicle safety systems. Such unauthorized modifications could reduce the safety of our vehicles and any injuries resulting from such modifications could result in adverse publicity and may lead to litigation which may negatively affect our brand and harm our business, prospects, financial condition and operating results.

We may not succeed in establishing or maintaining our brand, which would materially and adversely affect customer acceptance of our vehicles and components and our business, revenues and prospects.

Our business and prospects are heavily dependent on our ability to develop, maintain and strengthen our brand. Any failure to develop, maintain and strengthen our brand may materially and adversely affect our ability to sell our planned vehicles and products. If we do not establish, maintain and strengthen our brand, we may lose the opportunity to build a critical mass of customers. Promoting and positioning our brand will likely depend significantly on our ability to provide high quality vehicles. In addition, we expect that our ability to develop, maintain and strengthen our brand will also depend heavily on the success of our marketing efforts. The automobile industry is intensely competitive, and we may not be successful in building, maintaining and strengthening our brand. Many of our current and potential competitors have greater name recognition, broader customer relationships and substantially greater marketing resources than we do. If we do not develop and maintain a strong brand, our business, prospects, financial condition and operating results may be materially and adversely impacted.

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The success of our business depends on attracting and retaining customers. If we are unable to do so, we will not be able to achieve profitability.

Our success depends on attracting potential customers to purchase our vehicles. If our prospective customers do not perceive our vehicles and services to be of sufficiently high value and quality, and appealing in aesthetics or performance, we may not be able to attract customers, and our business and prospects, operating results and financial condition would suffer as a result.

We may not be able to identify adequate strategic relationship opportunities, or form strategic relationships, in the future.

Strategic business relationships will be an important factor in the growth and success of our business; however, there are no assurance that we will be able to identify or secure suitable business relationship opportunities in the future or that our competitors will not capitalize on such opportunities before we do. If we are unable to successfully source and execute on strategic relationship opportunities, our overall growth could be impaired, and our business, prospects and operating results could be materially adversely affected.

We may become subject to liabilities related to risks inherent in working with hazardous materials.

As an automobile manufacturer we are subject to national, state, provincial and/or local environmental, health and safety laws and regulations, including laws relating to the use, handling, storage, disposal and human exposure to hazardous materials. Environmental and health and safety laws and regulations can be complex and are subject to change. Contamination at properties we may own and operate, and properties to which hazardous substances were, or may be, sent by us, may result in liability under environmental laws and regulations, including, but not limited to, the Comprehensive Environmental Response, Compensation and Liability Act, pursuant to which the United States Environmental Protection Agency may impose liability for remediation-related costs without regard to fault, the investigation and cleanup of contaminated soil and ground water, building contamination and impacts to human health and damages to natural resources. The costs of complying with environmental laws and regulations and any claims concerning noncompliance, or liability with respect to contamination in the future, could have a material adverse effect on our financial condition or operating results. We may face unexpected delays in obtaining the necessary permits and approvals required by environmental laws in connection with our planned manufacturing facilities that could require significant time and financial resources and delay our ability to operate these facilities, which would adversely impact our business prospects and operating results. Although we believe that we are in compliance in all material respects with applicable environmental laws and regulations, there can be no assurance that we will not be required to incur significant costs to comply with existing or new environmental laws and regulations in the future, or that our operations, business or assets will not be materially adversely affected by current or future environmental laws or regulations. Capital and operating expenses needed to comply with environmental, health and safety laws and regulations can be significant, and violations may result in substantial fines and penalties, third party damages, suspension of production or a cessation of our operations.

If our vehicles fail to perform as expected, we may become subject to product liability claims, which could harm our financial condition.

Our vehicles may contain defects in design and manufacture that may cause them not to perform as expected or may require repair, and there can be no assurance that we will be able to detect and/or fix any defects in our vehicles prior to their sale to consumers. The automobile industry experiences significant product liability claims and we face inherent risk of exposure to claims in the event our vehicles do not perform as expected or malfunction resulting in personal injury or death. Furthermore, we may not be able to secure product liability insurance coverage on commercially acceptable terms or at reasonable costs when needed. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our vehicles and business which could have an immediate adverse impact on our brand and inhibit or prevent commercialization of our vehicles and future vehicle candidates. Furthermore, any product defects or any other failure of our vehicles to perform as expected could harm our brand/reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, and significant warranty and other expenses, any of which could have a material adverse impact on our business, financial condition, operating results and prospects.

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We may not be able to adequately protect our intellectual property, which, in turn, could harm the value of our brands and adversely affect our business.

Our ability to implement our business plan successfully depends in part on our ability to build brand recognition using trademarks, service marks and other proprietary intellectual property, including our names and logos. We plan to register trademarks and file patent applications for our intellectual property; however, no assurance can be given that our trademark applications will be approved.

Third parties may oppose our trademark or patent applications, or otherwise challenge our use of the trademarks or patents. In the event that our trademarks or patents are successfully challenged, we could be forced to rebrand our products and services or redesign our vehicles, which could result in loss of brand recognition, and could require us to devote resources to advertising and marketing new vehicles and products.

If our efforts to register, maintain and protect our intellectual property are inadequate, or if any third party misappropriates, dilutes or infringes on our intellectual property, the value of our brands may be harmed, which could have a material adverse effect on our business and might prevent our brands from achieving or maintaining market acceptance. We may also face the risk of claims that we have infringed third parties’ intellectual property rights. If third parties claim that we infringe upon their intellectual property rights, our operating profits could be adversely affected. Any claims of intellectual property infringement, even those without merit, could be expensive and time consuming to defend, require us to rebrand our products, if feasible, divert management’s attention and resources or require us to enter into royalty or licensing agreements in order to obtain the right to use a third party’s intellectual property.

Any royalty or licensing agreements, if required, may not be available to us on acceptable terms, or at all. A successful claim of infringement against us could result in our being required to pay significant damages, enter into costly license or royalty agreements, or stop the sale of certain products, any of which could have a negative impact on our operating profits and harm our future prospects.

Our executive officers and directors may allocate their time to other businesses thereby causing conflicts of interest in their determination as to how much time to devote to our affairs. This conflict of interest could have a negative impact on our business and planned operations.

We are dependent on a receiving working capital through this Offering to ensure that we are able to compensate our key executive officers to focus on our operations and business. Our inability to compensate key executive officers may result in them either having to allocate their time to other sources of income outside our business or expose us to the risk that they will accept other full time employment. Our directors are not required to, and may not, commit their full time to our affairs, which may result in a conflict of interest in allocating their time between our operations and their other businesses. We estimate that our officers will dedicate an average of 40 hours per week to our business, but they may dedicate substantially less time if we not able to compensate them due to a lack of working capital. If our key executive officers are unable to devote substantial amounts of time to our business, it may have a negative impact on our business and planned operations.

We rely on key personnel and, if we are unable to retain or motivate key personnel or hire qualified personnel, we may not be able to grow effectively.

We are dependent on the performance of Ronal (Maxwell) Ford, our Chief Executive Officer, a member of our board of directors, and controlling stockholder. The loss of his services could have a material adverse effect on our business and prospects. Our future success also depends on our ability to identify, attract, hire or engage, retain and motivate other well-qualified personnel. There can be no assurance that these professionals will be available in the market, or that we will be able to retain existing professionals or to meet or to continue to meet their compensation requirements. Furthermore, the cost base in relation to such compensation, which may include equity compensation, may increase significantly, which could have a material adverse effect on us. Failure to establish and maintain an effective management team and work force could adversely affect our ability to operate, grow and manage our business.

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RISKS RELATED TO CONDUCTING BUSINESS IN CHINA

Uncertainties in the interpretation and enforcement of the laws and regulations in the PRC could limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

We may become subject to laws and regulations applicable to entities conducting business in the PRC. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until after the violation occurs. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulations on automotive businesses and companies.

We operate in the automotive industry which is extensively regulated by the PRC government. The Ministry of Commerce PRC and National Development and Reform Commission, PRC promulgated the Negative List which lifts certain restrictions on foreign investments in the special vehicle/NEV manufacturing industry. These laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

Several PRC regulatory authorities may oversee different aspects of our operations, and we may be required to obtain a wide range of government approvals, licenses, permits and registrations in connection with our operations. For example, certain filings must be made by automobile dealers through the information system for the national automobile circulation operated by the relevant commerce department within 90 days after the receipt of a business license. Furthermore, the NEV industry is relatively new in China, and the PRC government has not adopted a clear regulatory framework to regulate the industry. As some of the laws, rules and regulations that we may be subject to were primarily enacted with a view toward application to internal combustion engine vehicles, or are relatively new, there is significant uncertainty regarding their interpretation and application with respect to our business. In addition, the government may enact new laws and regulations that require additional licenses, permits, approvals and/or registrations for the operation of any of our existing or future business. There are no assurances that we will have all the permits, licenses, registrations and approvals required for our business or that we will be able to obtain, maintain or renew permits, licenses, registrations and approvals in a timely manner or at all.

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Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of Renminbi to the U.S. dollar, and Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. In the fourth quarter of 2016, the Renminbi depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. The Renminbi appreciated approximately 10% against the U.S. dollar in 2017, reversing three consecutive years of depreciation. In the first quarter of 2018, the Renminbi continued to appreciate. However, the Renminbi has depreciated significantly in the second and third quarter of 2018. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and the Renminbi could appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC, or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

There remains significant international pressure on the PRC government to adopt a more flexible currency policy. To the extent our operations are dependent upon the Renminbi, any significant appreciation or depreciation of Renminbi may materially and adversely affect our business and a material adverse effect on your investment.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange (“SAFE”) by complying with certain procedural requirements. However, approval from or registration with appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies.

Since 2016, the PRC government has tightened its foreign exchange policies again and stepped up scrutiny of major outbound capital movement. More restrictions and a substantial vetting process have been put in place by SAFE to regulate cross-border transactions falling under the capital account. The PRC government may also restrict access in the future to foreign currencies for current account transactions, at its discretion. If we receive payments for our products and services in Renminbi, and if the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands our business may suffer.

RISKS RELATED TO OUR SECURITIES AND THIS OFFERING

The offering price of our Common Stock has been determined by us.

The offering price per share of our Common Stock has been determined by us and the [underwriter] and does not necessarily bear any relationship to established valuation criteria such as earnings, book value or assets. Rather, such price was derived based upon various factors including, but not limited to, the history and prospects for the industry in which we compete, valuations for comparable companies, future prospectus and our capital structure. The price per share of our Common Stock and other terms do not necessarily accurately reflect the actual value of the Common Stock, the price that may be realized upon any disposition thereof or the assets or value of the Company.

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The market price of our Common Stock may be volatile, which could result in substantial losses for investors purchasing shares in this offering and could subject us to securities class action litigation.

The market price of our Common Stock could be subject to significant fluctuations after this offering, and it may decline below the initial public offering price. Some of the factors that may cause the market price of our Common Stock to fluctuate include:

•	price and volume fluctuations in the overall stock market;

•	volatility in the market price and trading volume of comparable companies;

•	actual or anticipated changes in our earnings or fluctuations in our operating results or in the expectations of securities analysts;

•	regulatory or legal developments in the United States and other countries;

•	our announcements or our competitors’ announcements of new vehicles;

•	departure of key personnel;

•	litigation involving us or that may be perceived as having an adverse effect on our business;

•	developments or disputes concerning patent applications or other proprietary rights;

•	changes in general economic, industry and market conditions and trends;

•	investors’ general perception of us; and

•	sales of large blocks of our stock.

Because of the potential volatility of our stock price, we may become the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our business.

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An active trading market for our Common Stock may not develop, and you may not be able to resell your shares of our Common Stock at or above the initial offering price.

Before this offering, there was no public trading market for our Common Stock. If a market for our Common Stock does not develop or is not sustained, it may be difficult for you to sell your shares of Common Stock at an attractive price at the time that you would like to sell them or at all. The initial public offering price of our Common Stock will be determined through negotiations between us and the [underwriters]. This initial public offering price may not be indicative of the market price of our Common Stock after the offering. We cannot predict the prices at which our Common Stock will trade. Consequently, you may not be able to sell our Common Stock at prices equal to or greater than the price you paid in this offering or at all.

Because we do not intend to pay dividends, stockholders will benefit from an investment in our Common Stock only if it appreciates in value.

We have never declared or paid any cash dividends on our Common Stock. For the foreseeable future, it is expected that earnings, if any, generated from our operations will be used to finance the growth of our business, and that no dividends will be paid to holders of our Common Stock. As a result, the success of an investment in our Common Stock will depend upon any future appreciation in in its value. There is no guarantee that our Common Stock will appreciate in value.

Our management will have broad discretion over the use of the proceeds we receive in the Offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion in how to use the Net Offering Proceeds, and you will be relying on the judgment of our management regarding the application of these proceeds. Our application of the Net Offering Proceeds may not increase the value of your investment. We expect to use a portion of the Net Offering Proceeds for the completion of the new Phoenix all-electronic zero emission prototype, expenses related to completion of Chinese joint ventures, and for general corporate and working capital purposes and other general corporate purposes, including working capital and capital expenditures. Our management might not be able to yield a significant return, if any, on any investment of these Net Offering Proceeds.

The ownership of our capital stock is concentrated and was acquired for prices substantially below the prices per share of the Offering.

As of July 1, 2019, Ronal (Maxwell) Ford, our Chief Executive Officer is the sole holder of our Class A Convertible Preferred Stock. The holders of Class A Convertible Preferred Stock are entitled to vote such number of shares of Common Stock equal to 51% of the then outstanding shares of Common Stock on any matter requiring a stockholder approval. Accordingly, Ronal (Maxwell) Ford, our Chief Executive Officer, will be able to influence significantly all matters requiring approval by our stockholders, including the election of directors, and he may take certain actions even if other stockholders oppose such actions.

An investment in our Common Stock is speculative and there can be no assurance of any return on any such investment.

An investment in the Common Stock is speculative and there is no assurance that investors will obtain any return on their investment. Investors will be subject to substantial risks involved in an investment in the Company, including the risk of losing their entire investment.

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The Securities will be offered by us on a “best efforts” basis, and we may not raise the Maximum Offering Amount.

We and the Placement Agent are offering the Securities on a “best efforts” basis. In a best efforts offering such as this one, there is no assurance that we will sell the Maximum Offering Amount. Accordingly, we may close upon amounts less than the Maximum Offering Amount, which may not provide us with sufficient funds to fully implement our business plan. There is no minimum amount that must be raised before a first closing may occur.

Raising additional capital may cause dilution to our stockholders, including purchasers of our Securities in this Offering, restrict our operations or require us to relinquish rights to technologies or products.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of debt and equity financings and/or license and development agreements with collaboration partners; however, we do not have any committed external source of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest may be materially diluted, and the terms of such securities could include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing and preferred equity financing, if available, may involve agreements that include restrictive covenants that limit our ability to take specified actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through collaborations, strategic partnerships or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market products that we would otherwise prefer to develop and market ourselves.

You should consult your independent tax advisor regarding any tax matters arising with respect to the Securities.

All prospective purchasers of our Securities are advised to consult their own tax advisors regarding the U.S. federal, state, local and non-U.S. tax consequences relevant to the purchase, ownership and disposition of our Securities in their particular situations.

IRS CIRCULAR 230 DISCLOSURE: TO ENSURE COMPLIANCE WITH REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY U.S. TAX ADVICE CONTAINED HEREIN (INCLUDING ANY ATTACHMENTS) IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR THE PURPOSE OF AVOIDING PENALTIES UNDER THE INTERNAL REVENUE CODE. IN ADDITION, ANY U.S. TAX ADVICE CONTAINED HEREIN (INCLUDING ANY ATTACHMENTS) IS WRITTEN TO SUPPORT THE “PROMOTION OR MARKETING” OF THE MATTER(S) ADDRESSED HEREIN. YOU SHOULD SEEK ADVICE BASED ON YOUR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Purchasers in this offering will incur immediate and substantial dilution in the book value of their investment as a result of this offering.

The initial public offering price will be substantially higher than the net tangible book value per share of our common stock after this offering. Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the net tangible book value per share after this offering. If you purchase shares of our common stock in this offering, you will incur immediate dilution of $[____] per share as of December 31, 2018, based on an assumed initial public offering price of $[____] per share, which is the midpoint of the price range set forth on the cover page of this prospectus, representing the difference between our net tangible book value per share after giving effect to this offering and the assumed initial public offering price. Further, investors purchasing common stock in this offering will contribute approximately [____]% of the total amount invested by stockholders since our inception and will own approximately [____]% of the shares of common stock outstanding after this offering. You will experience additional dilution upon the exercise of options to purchase shares of our common stock, including those options currently outstanding and those granted in the future, and the issuance of restricted stock or other equity awards under our stock incentive plans. To the extent we raise additional capital by issuing equity securities, our shareholders will experience substantial additional dilution. See “Dilution.”

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Our management team has limited experience managing a public company.

Most members of our management team have limited experience managing a publicly-traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our management team and could divert their attention away from the day-to-day management of our business, which could materially and adversely affect our business, financial condition, operating results, cash flows and prospects.

As a public company, we will become subject to additional laws, regulations and stock exchange listing standards, which will impose additional costs on us and may strain our resources and divert our management’s attention.

Prior to this offering, we operated on a private basis. After this offering, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the listing requirements of NASDAQ or NYSE and other applicable securities laws and regulations. Compliance with these laws and regulations will increase our legal and financial compliance costs and make some activities more difficult, time-consuming or costly, which may strain our resources or divert management’s attention.

If we fail to maintain effective internal control over financial reporting and effective disclosure controls and procedures, we may not be able to accurately report our financial results in a timely manner or prevent fraud, which may adversely affect investor confidence in our company.

We are not currently required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act and, therefore, we are not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. Although we will be required to disclose changes made in our internal controls and procedures on a quarterly basis, we are not required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. As an emerging growth company, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an emerging growth company. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.

To comply with the requirements of being a public company, we may need to undertake actions, such as implementing new internal controls and procedures and hiring additional accounting or internal audit staff. Testing and maintaining internal control can divert our management’s attention from other matters that are important to the operation of our business. In addition, when evaluating our internal control over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404. If we identify any material weaknesses in our internal controls over financial reporting or we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting once we are no longer an emerging growth company, investors may lose confidence in the accuracy and completeness of our financial reports. As a result, the market price of our common stock could be materially adversely affected.

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We are an “emerging growth company” and “smaller reporting company,” and the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and may remain an emerging growth company until the last day of our fiscal year following the fifth anniversary of this offering, subject to specified conditions. We would cease to be an emerging growth company prior to such date if we have more than $1.07 billion in annual revenue, we have more than $700 million in market value of our stock held by non-affiliates (and we have been a public company for at least 12 months and have filed one annual report on Form 10-K) or we issue more than $1 billion of non-convertible debt securities over a three-year period. For so long as we remain an emerging growth company, we are permitted, and intend, to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include reduced disclosure obligations regarding executive compensation and no requirements to hold non-binding advisory votes on executive compensation and golden parachute payments, to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and to comply with certain requirements of Auditing Standard 3101 relating to providing a supplement to the auditor’s report regarding critical audit matters. In this prospectus, we have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to avail ourselves of this exemption, and the reported results of operations contained in our financial statements may not be directly comparable to those of other public companies. Accordingly, we will incur additional costs in connection with complying with the accounting standards applicable to public companies at such time or times as they become applicable to us.

We are also a “smaller reporting company,” meaning that the market value of our stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700 million and our annual revenue is less than $100 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our stock held by non-affiliates is less than $250 million or (ii) our annual revenue is less than $100 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700 million. If we are a smaller reporting company at the time, we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

Changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters could significantly affect our financial condition and results of operations.

Accounting principles and related pronouncements, implementation guidelines and interpretations we apply to a wide range of matters that are relevant to our business, including, but not limited to, revenue recognition, leases and stock-based compensation, are complex and involve subjective assumptions, estimates and judgments by our management. Changes in accounting pronouncements or their interpretation or changes in underlying assumptions, estimates or judgments by our management could significantly change our reported or expected financial performance.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Before purchasing any of our Common Stock, you should carefully read and consider the risk factors described herein. You should be prepared to accept any and all of the risks associated with purchasing our Common Stock, including a loss of all of your investment.

This prospectus includes forward-looking statements. Forward-looking statements give the Company’s current expectations or forecasts of future events. Words such as “expect,” “may,” “anticipate,” “intend,” “would,” “plan,” “believe,” “estimate,” “should,” and similar words and expressions identify forward-looking statements. Forward-looking statements in this prospectus include express or implied statements concerning the Company’s future revenues, expenditures, capital or other funding requirements, the adequacy of the Company’s current cash and working capital to fund its present and planned operations and financing needs, expansion of and demand for its product offerings, and the growth of the Company’s business and operations through acquisitions or otherwise, as well as future economic and other conditions both generally and in the Company’s specific geographic and product markets. These statements are based on the Company’s estimates, projections, beliefs and assumptions and are not guarantees of future performance.

The Company cautions that the risk factors described herein, among others, could cause the Company’s actual results to differ materially from those expressed in forward-looking statements made by or on behalf of the Company in this prospectus, press releases, communications with investors and oral statements. Any of these risk factors, among others, also could, among other materially adverse consequences, negatively impact the Company’s operating results and financial condition, and even result in the failure of the Company.

The Company’s forward-looking statements relate only to events as of the date on which the statements are made. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, even if experience or future changes make it clear that any projected results or events expressed or implied therein will not be realized. You are advised, however, to consult any further disclosures the Company makes in future public statements and press releases.

USE OF PROCEEDS

For purposes of this section of this Prospectus, we estimate that our net proceeds from the sale of our Common Stock in this offering will be approximately $45,000,000 assuming an initial public offering price of $5.00 per share.

A $1.00 increase (decrease) in the assumed initial public offering price of $5.00 per share would increase (decrease) the net proceeds to us from this offering by approximately $10,000,000 assuming that the number of shares offered, as set forth on the cover page of this prospectus, remains the same. An increase (decrease) of 2 million shares in the number of shares offered by us in this offering, as set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $10 million, assuming no change in the assumed initial public offering price per share.

We intend to use the net proceeds from this offering as follows:

General Working Capital	$7,000,000
Automobile Development Costs	15,000,000
R/D New Technology Platform Integration	7,000,000
FMVSS Certification	2,000,000
FMVSS Automobiles for Crash Testing	2,000,000
FMVSS Contingency Escrow
Legal Expense	100,000
Accounting Expense Audits	100,000
Marketing/Media	2,000,000
Public Offering Related Expenses	5,000,000

Initial Tools/Tooling for Manufacturing/R&D	7,800,000
Technology Development	2,000,000

Total	$50,000,000

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In addition, we believe that opportunities may exist from time to time to expand our current business through acquisitions of or investments in complementary products, technologies or businesses. While we have no current agreements, commitments or understandings for any specific acquisitions or in-licenses at this time, we may use a portion of our net proceeds for these purposes.

Based on our current plans, we believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses, capital expenditure requirements and debt service payments for at least the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Funding Requirements”.

Our management will have broad discretion in the application of the net proceeds we receive from this offering, and investors will be relying on the judgment of our management regarding the application of our net proceeds. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations, the anticipated growth of our business and the availability and terms of alternative financing sources to fund our growth. Pending their use as described above, we intend to invest the net proceeds we receive from this offering in saving, certificate of deposit and money market accounts as well as short-term and intermediate investment-grade interest-bearing securities and obligations, such as money market funds, commercial paper and obligations of the United States government and its agencies.

DIVIDEND POLICY

We have never declared or paid any dividends on our capital stock. We do not anticipate declaring or paying any cash dividends on our capital stock in the foreseeable future. Any future determination to declare and pay cash dividends, if any, will be made at the discretion of our board of directors and will depend on a variety of factors, including applicable laws, our financial condition, results of operations, contractual restrictions, capital requirements, business prospects, general business or financial market conditions and other factors our board of directors may deem relevant. In addition, our Credit Agreement contains covenants that restrict our ability to pay cash dividends. See “Description of Certain Indebtedness—Credit Agreement.” Investors should not purchase our common stock with the expectation of receiving cash dividends.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

Our historical net tangible book value (deficit) as of December 31, 2018 was $[________] million, or $[____] per share of common stock. Our historical net tangible book value (deficit) is the amount of our total tangible assets less our total liabilities and the carrying value of our preferred stock, which is not included within stockholders’ deficit. Historical net tangible book value (deficit) per share represents historical net tangible book value (deficit) divided by the [__________________] shares of common stock outstanding as of December 31, 2018.

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After giving further effect to our issuance and sale of [_____] shares of our Common Stock in this offering at an assumed initial public offering price of $[____] per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2018 would have been $[______], or $[______] per share. This represents an immediate increase in pro forma as adjusted net tangible book value per share of $[______] to existing stockholders and immediate dilution of $[_____] in pro forma as adjusted net tangible book value per share to new investors purchasing common stock in this offering. Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by new investors. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share
Historical net tangible book value (deficit) per share as of December 31, 2018	$ [_____]
Increase per share attributable to the pro forma adjustments described above	[_____]

Pro forma net tangible book value (deficit) per share as of December 31, 2018	[_____]
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing common stock in this offering	[_____]

Pro forma as adjusted net tangible book value per share after this offering	[_____]

Dilution per share to new investors purchasing common stock in this offering	$ [_____]

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. A $[_____] increase (decrease) in the assumed initial public offering price of $[____] per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $[____] and dilution per share to new investors purchasing common stock in this offering by $[____], assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase of [_______] shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase our pro forma as adjusted net tangible book value per share after this offering by $[_____] and decrease the dilution per share to new investors purchasing common stock in this offering by $[____], assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A decrease of [____] shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease our pro forma as adjusted net tangible book value per share after this offering by $[_____] and increase the dilution per share to new investors purchasing common stock in this offering by $[____], assuming no change in the assumed initial public offering price and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

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SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated financial data together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. The consolidated statement of operations data for the fiscal years ended December 31, 2017 and December 31, 2018 and the consolidated balance sheet data as of December 30, 2017 and December 31, 2018 have been derived from our consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the “Selected Consolidated Financial Data” section of this prospectus and our consolidated financial statements and related notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” section of this prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Results of Operations

The Company’s operations are focused on the development of relationships in China geared towards the development, production, and sales of various types of hydrogen fuel vehicles, in China.

Year Ended December 31, 2017

Our net loss for the year ended December 31, 2018, was $338,073, compared to a net loss of $1,897,254 for the year ended December 31, 2017. During the years ended December 31, 2018 and 2017, we did not generate any revenue.

During the year ended December 31, 2018, we incurred general and administrative expenses of $338,074, compared to $1,852,078 for the fiscal year ended December 31, 2017.

Plan of Operation

The Company’s current business activity does not at this time provide positive cash flow as the Company has not yet generated any sales. The Company does not expect to generate any sales revenue until late 2020. We cannot at this time predict when we will be able to generate profits as the building and production of lines of vehicles is a time-consuming endeavor. During the next twelve months, we anticipate incurring costs related to:

i.	Establishing offices and a presence in China; Complete

ii.	Investigating, analyzing, and consummating potential agreements with joint venture partners, vehicle manufacturers and suppliers and with government agencies; Complete

iii.	Other ongoing general and administrative type costs; and

iv.	Building prototype new energy vehicles running on hydrogen fuel cells. In Progress August 2019

Liquidity and Capital Resources

Fiscal Years Ended December 31, 2018 and 2017

As of December 31, 2018, our total assets was $5,962 and our total liabilities were $2,289,011.92, compared to $0 in assets and total liabilities of $1,969,192, as of December 31, 2017.

Stockholders’ deficit was $ $2,289,011.92 as of December 31, 2018, compared to $1,969,192 as of December 31, 2017.

Cash Flows from Operating Activities

We have not generated significant positive cash flows from operating activities. For the year ended December 31, 2018, net cash flows used in operating activities were $270,459, compared to $1,212,956 used during the year ended December 31, 2017.

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Cash Flows from Financing Activities

We have financed our operations primarily from either advances and loans from related parties and third parties or the issuance of equity instruments. For the fiscal year ended December 31, 2018, net cash provided by financing activities was $275,514, compared to $1,212,931 for the previous year. Sources of financing activities during the 2018 fiscal year consisting entirely of funds received from a related party note payable in the amount of $251,300 and the sale of common stock in the amount of $24,214, compared to the 2017 fiscal year, which consisted entirely of funds from long-term debt $680,393, proceeds from the issuance of convertible debt of $491,250 and proceeds from the sale of shares of our common stock in the amount of $41,288.

If we are not able to obtain capital contributions from our joint venture partners, we will not be able to continue to develop our business. We currently expect to receive our first tranche of $1.5 million no later than August 31, 2019, part of $4.5 million proof of concept budget per agreements on the exhibit list which will allow us to operate for the next 9 (nine) months. This is part of a larger $10,000,000 signed financial commitment. Funding terms have been completed.

Going Concern

The Company, through December 31, 2017, has not yet generated net income for any fiscal year and has accumulated deficit. These conditions, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s continuation as a going concern is dependent on its ability to meet its obligations, to obtain additional financing as may be required and ultimately to attain profitability. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to an investor in our securities.

Contractual Obligations

Not required for smaller reporting companies.

Critical Accounting Policies

The Securities and Exchange Commission issued Financial Reporting Release No. 60, “Cautionary Advice Regarding Disclosure About Critical Accounting Policies” suggesting that companies provide additional disclosure and commentary on their most critical accounting policies. In Financial Reporting Release No. 60, the Securities and Exchange Commission has defined the most critical accounting policies as the ones that are most important to the portrayal of a company’s financial condition and operating results, and require management to make its most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain.

We base our estimates and judgments on historical experience, current trends and other factors that management believes to be important at the time the financial statements are prepared. On a regular basis, we review our accounting policies and how they are applied and disclosed in our financial statements. The Company has identified the following areas that are subject to critical accounting policies: revenue recognition and intangible assets. Refer to the consolidated financial statements for further information.

BUSINESS

COMPANY OVERVIEW

RONN Motor Group, Inc. is a NEV automaker, focusing on leading edge all-electric, hydrogen-fuel cell, zero-emission NEVs. Management believes that the current NEVs lack visual appeal and have inadequate range operating as all-electric battery platforms. The Company possesses technology in Nano carbon composite materials and automated driver-assist systems and has the right to use patented sensors and graphene fuel cell advancements.

RMG’s has initiated several Economic Development Zone Strategic Provincial Partners, Joint Ventures, Research Center Partnerships with Chinese EV automobile manufacturers, CEDZ Provincial PRC leaders and private investors, all aligned with the now law new hydrogen vision for the future in China to begin production of hydrogen fuel cell NEVs, including sportscar, sedans, SUVs , trucks and buses for the China and world markets.. China is the largest automobile market in the world today.

According to Inside EVs, China is estimated to account for 57% of the world’s EV sales by 2035. Furthermore, according to Electrek, Tesla had over $2 billion in revenues in 2017 based upon shipping its vehicles to China. In addition, China has mandated the production of NEVs beginning in 2019 to replace fossil fuel vehicles. Furthermore, nearly every country outside of the U.S. has mandated the end of internal combustion engines by, no later than, 2030 to 2050, depending on the country’s specific mandates and deadlines. For example, California, the Netherlands, Norway and Sweden have mandated the end of fossil fuel car sales by 2025, India and Germany have mandated the end of fossil fuel car sales by 2030 and Australia, France and the United Kingdom have mandated the end of fossil fuel car sales by 2040. The result is the need of, somewhere between, 500 million to 1 billion new zero-emission vehicles by the year 2050. This opens the market for new and existing manufacturers to service the demand for NEVs in accordance with the foregoing mandates.

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CHINA STRATEGY EXECUTED AGREEMENTS

China (CEDZ) Economic Development Zone Strategic Provincial Partner Agreements

People’s Government of Zhangqiu District in Ji’nan City (“Zhangqui District”) – Strategic Cooperation Agreement

On February 25, 2019, RONN entered a Strategic Cooperation Agreement with People’s Government of Zhangqiu District in Ji’nan City, China. Pursuant to such agreement, RONN plans to invest more than RMB ¥30 billion in the Zhangqui District. Such investment shall include the following: 1) building a New Energy Vehicle Super Factory; 2) bring other companies involved in the supply chain of hydrogen fuel cell vehicle into the district to invest RMB $10 billion; and 3) infrastructure construction of hydrogen energy city including building hydrogen stations. This Agreement is non-binding but provides the terms of an investment agreement to be entered into by the parties.

The Hydrogen Fuel Cell Vehicle Super Factory shall include 165 acres of land and a building of approximately 400,000 square meters. The project shall consist of two (2) phases and the first phase shall equal RMB ¥10 billion.

The Hydrogen Energy City – RONN will assist Zhangqui District in the planning and design of hydrogen energy demonstration zone. The hydrogen generation/refueling stations will be divided into two (2) phases: Phase 1 will consist of building the hydrogen generation/refueling stations; and Phase 2 will include bringing international hydrogen generation/refueling station companies to China.

Zhangqui District has agreed to provide support to RONN in development and building of a new vehicle super factory, including financial, monetary support on R&D, production, sales, talent and taxation.

1.	R&D Support – using capital investment, technology licensing fees and special funds, Zhangqui District will provide RONN no less than RMB ¥300 million in stages according to progress. The Phase 1 subsidy will be no less than RMB ¥40 million and paid within 5 working days after RONN’s completion of the registration of the company in Zhangqui District.
2.	Industrial PE Fund – government investment platform or other related party and Arbor Lake Capital as dual general partners jointly initiate the establishment of new energy vehicle industrial investment fund. Government investment platform contributes RMB ¥3 billion; government investment platform and Arbor Lake Capital will also raise RMB ¥7 billion from local companies and other funds; no less than RMB ¥5 billion will be invested in super factor by means of equity investment; remaining funds will be used for related technology investments; and
3.	Production and Sales Support – provide 1000 mu (165 acres) of land and plant, government orders, preferred orders, product promotion subsidies for the project; priority is given to RONN as government supplier.

Changshu Economic & Technological Development Zone (“CEDZ”) – Strategic Cooperation Agreement

On March 3, 2019, RONN entered a Strategic Cooperation Agreement with the Changshu Economic & Technological Development Zone (“CEDZ”). Pursuant to such agreement, RONN plans to invest more than RMB ¥30 billion in the CEDZ. Specific content includes 1) building New Energy Vehicle Super Factory, 2) bringing in companies along the supply chain of hydrogen fuel cell vehicle and 3) infrastructure construction of hydrogen energy city including building hydrogen station. This Agreement is non-binding but provides the terms of an investment agreement to be entered into by the parties.

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1.	Hydrogen Fuel Cell Vehicle Super Factory

i.	Total Project Investment: RMB ¥20 billion.
ii.	Land Area: 1000 mu (165 acre); Building Area: 400,000 square meters.
iii.	Two phase project: phase 1 RMB ¥10billion
iv	RONN will build for CEDZ 10 hydrogen-powered passenger buses and 5 super car, sports sedan and SUV using the existing production plants. Hydrogen vehicles produced will be used for the operation and demonstration of hydrogen energy demonstration zone.
v.	Before completion, RONN will consider local automobile manufacturers to produce RONN’s hydrogen passenger cars.
vi.	CEDZ will grant RONN access and leverage its sales platform.

2.	Companies along the supply chain – RONN will bring other companies in the hydrogen fuel cell vehicle industry to CEDZ for investing RMB ¥10 billion.

3.	Hydrogen Energy City – RONN will assist CEDZ in the planning and design of hydrogen energy demonstration zone. The hydrogen generation/refueling stations will be divided into two phases. Phase 1 build hydrogen generation/refueling stations; Phase 2 bring international hydrogen generation/refueling station companies to China.

II.	Government Supporting Plan – CEDZ will provide support in the 1st phase of the passenger car super factory including financial, monetary support on R&D, production, sales, talent and taxation:

1.	R&D Support – using capital investment, technology licensing fees and special funds; CEDZ will provide RONN no less than RMB ¥300 million in stages according to progress. 1st subsidy no less than RMB ¥40 million paid within 5 working days after RONN completes the registration of the company in Changshu;

2.	Industrial PE Fund – government investment platform or other related party and Arbor Lake Capital as dual general partners jointly initiate the establishment of new energy vehicle industrial investment fund. Government investment platform contributes RMB ¥3 billion; government investment platform and Arbor Lake Capital will also raise RMB ¥7 billion from local companies and other funds; no less than RMB ¥5 billion will be invested in super factor by means of equity investment; remaining funds will be used for related technology investments; and

3.	Production and Sales Support – provide 1000 mu (165 acres) of land and plant, government orders, preferred orders, product promotion subsidies for the project; priority is given to RONN as government supplier.

Administration Commission of Lishui Economic Development Zone (“LEDZ”) in Nanjing – Strategic Cooperation Agreement

On March 3, 2019, RONN entered a Strategic Cooperation Agreement with the Administration Commission of Lishui Economic Development Zone in Nanjing, PRC (“LEDZ”). LEDZ stated in this agreement that it intends to provide a good environment, sales support, supporting resources and efficient services. RONN will provide support and preferential policies in resource allocation for LEDZ. RONN also plans to invest capital into its projects at LEDZ after RONN is listed on NASDAQ or NYSE. This Agreement is non-binding but provides the terms of an investment agreement to be entered into by the parties.

RONN plans to invest more than RMB ¥30 billion in the LEDZ. Specific content includes 1) building New Energy Vehicle Super Factory, 2) bringing in companies along the supply chain of hydrogen fuel cell vehicle and 3) infrastructure construction of hydrogen energy city including building hydrogen station.

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1.	Hydrogen Fuel Cell Vehicle Super Factory valued at RMB ¥20 billion and consisting of 165 acres of land and a 400,000 square meter building. This will be a two (2) phase project and in phase 1 a total of RMB ¥10billion will be invested.

RONN will build Hydrogen Fuel Cell Vehicles Demonstration together with LEDZ and LEDZ will promote the Nanjing government purchase of hydrogen-powered buses and hydrogen-powered passenger vehicles produced by RONN. Before completion, RONN will consider local automobile manufacturers to produce RONN’s hydrogen passenger cars.

2.	Companies along the supply chain – RONN will bring other companies in the hydrogen fuel cell vehicle industry investing RMB ¥10 billion.

3.	Hydrogen Energy City – RONN will assist LEDZ in the planning and design of hydrogen energy demonstration zone. The hydrogen generation/refueling stations will be divided into two phases. Phase 1 build hydrogen generation/refueling stations; Phase 2 bring international hydrogen generation/refueling station companies to China.

II.	Government Supporting Plan – LEDZ will provide support in the 1st phase of the passenger car super factory including financial, support on R&D, industrial fund, production, sales, talent, taxation, policy support for core technology spare parts manufacturers with specific terms to be agreed separately.

CHINA JOINT VENTURE SIGNED AGREEMENTS

TAIZHOU CITY

On December 9, 2018, RONN entered into a Joint Venture Contract with Jiangsu Hanwei Automotive Co., a company organized under the laws of the PRC and located in Taizhou, Jiangsu Province, China (“Hanwei”), and Durabl (Chongqing) Motors Co., Ltd, a company organized under the laws of the PRC and located in Chongqing, China (“Durabl”).

Hanwei has permits authorizing it to produce special van (including RV’s), new energy vehicles, new energy passenger cars and six (6) other platforms. Hanwei also invests in the construction of new energy vehicle research and development centers and testing centers.

Durabl is one of the leading Chinese new energy vehicle OEM founded by Dr. Delun Wang, who also serves as RONN’s Senior VP of Manufacturing & Engineering. Durabl is the 51% owner of Durabl (Jiangsu) Motors Co. Ltd., which is one of the main new energy vehicle manufacturing plants. Such manufacturing plants provide over 2 million square feet of manufacturing space and has a capacity to manufacture 300,000 vehicles per year.

On March 9, 2019, RONN, Hanwei and Durabl entered into an amendment of the aforementioned Joint Venture Contract. Under the terms of the original Joint Venture Contract and such amendment, the parties have agreed as follows:

-

A joint venture company will be formed in the PRC (the “Taizhou JV”). The purpose of the Taizhou JV is to produce and sell hydrogen fuel vehicles, research & development, hydrogen related technologies, production and sale of special passenger vehicles, special trucks and other vehicles utilizing new energy.

-

The registered capital of the Taizhou JV will be $100,000,000, of which Hanwei will contribute $30,000,000 (and own 30% of the Taizhou JV) in the form of land and buildings Hanwei owns in the City of Taizhou, Jiangsu Province; Durabl will contribute $19 million (and own 19% of the Taizhou JV) in the form of cash.

-

RONN will contribute to the Taizhou JV 10,200,000 shares of its common stock @ $5.00 per share upon completion of its listing on NASDAQ or NYSE. Such stock will be valued at $51 million and provide RONN with 51% of the Taizhou JV. Durbal’s contribution will not be due until RONN makes its capital contribution.

-

Hanwei will also negotiate with the Taizhou provincial government for $40 million loan agreement with the Taizhou JV, which will be guaranteed by the Jiangsu Kawei Auto Industrial Group Co., Ltd., a related party of Hanwei.

-

The Board of Directors shall be composed of five (5) directors, of which Hanwei shall have the right to appoint one (1) director, Durabl will have the right to appoint one (1) director and RONN shall have the right to appoint three (3) directors, which Mr. Ford serving as Chairman and Legal Representative.

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RONN MOTOR GROUP intends to present a new vision, addressing a global need by way of utilizing efficient, multi-fuel transportation platforms that address climate change issues, greenhouse effects, and carbon footprints. NEV’s are quickly becoming daily high-tech appliances that seamlessly transfer information among cell phones, homes, marine and stationary structures. And the need for advanced manufacturing, connected cloud and component technologies coupled with clean, sustainable hydrogen fuel-cell, zero-emission is now approaching a crisis status worldwide.

RONN MOTOR GROUP aims to generate profitable growth by focusing on its excellence in automotive development, sustainable leading-edge technologies, and advanced energy systems by combining academia with engineering partners.

With several hundred years of combined automotive global business relationships and scientific innovation leadership and engineering knowledge, RONN MOTOR GROUP’S executive team truly forms an automotive development dream team. Partnering with world leaders who have like visions – especially the Peoples Republic of China, whose vision to become the #1 NEV hydrogen innovator in the world -- supports our vision in bridging the gap between academia, industry and global environmental necessity.

It is the Company’s vision to see strong leaders emerge in all sectors to work together to change the world with respect to the impact that automobiles have had on the environment over the last 100 hundred years, while improving the economic profitability automobiles have had, and will also continue to have in the future. By sharing resources, encouraging creativity, and providing automotive platforms to showcase new technologies… these are a few ways RONN MOTOR GROUP, INC. and RONN Automotive Research and Technology Center, will create advanced NEV hydrogen-fuel cell, graphene, composites and manufacturing processes we ultimately envision a more “whole” approach to launching tomorrow’s sophisticated transportation vessels.

To transform the core technology of RONN’s core hydrogen vision of the future, into advanced, leading automobile platforms, and create components and power systems, in the new energy vehicle sector, to be used for its own growth and the needs of this new exploding market, with the quickest time to market and our own independent research, partners and engineers, we propose the collaborative RONN advanced hydrogen NEV research and development center in the PRC.

By sharing resources with our tech partners, encouraging creativity, and providing automotive engineering platforms to showcase new technologies… these are a few ways RONN MOTOR GROUP, Inc. and our Automotive Research and Development Center, will create advanced NEV hydrogen-fuel cell, graphene, composites and manufacturing processes we ultimately envision a more “whole” approach to launching tomorrow’s sophisticated transportation vessels.

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Additionally, RONN Automotive Research and Technology Centers would provide performance enhancements and designs improving our own profitability, credibility and leadership, and allows us to provide components and systems to other manufacturers and partners to create sales, awareness and growth in the new rapidly expanding global market. The Company is positioned to capture the growing global market for innovative, sustainable technologies while designing seamlessly integrated, advanced systems for today’s and tomorrow’s leading automotive platforms. to provide market exposure and act as an “incubator” platform for emerging technologies in all facets of NEV automobile development.

COMPANY IP STRATEGY

OVERVIEW

RONN MOTOR GROUP presents a truly new vision, addressing a global need by way of utilizing efficient, multi-fuel transportation platforms that address climate change issues, greenhouse effects, and carbon footprints. NEV’s are quickly becoming daily high-tech appliances that seamlessly transfer information among cell phones, homes, marine and stationary structures. And the need for advanced manufacturing, connected cloud and component technologies coupled with clean, sustainable hydrogen fuel-cell, zero-emission is now approaching a crisis status worldwide.

RONN MOTOR GROUP aims to generate profitable growth by focusing on its proven excellence in automotive development, sustainable leading-edge technologies, and advanced energy systems by combining academia with engineering partners. With several hundred years of combined automotive global business relationships and scientific innovation leadership and engineering knowledge, RONN MOTOR GROUP’S executive team truly forms an automotive development dream team.

Partnering with world leaders who have like visions – especially the Peoples Republic of China, whose vision to become the #1 NEV hydrogen innovator in the world -- supports our vision in bridging the gap between academia, industry and global environmental necessity. It is the Company’s vision to see strong leaders emerge in all sectors to work together to change the world with respect to the impact that automobiles have had on the environment over the last 100 hundred years, while improving the economic profitability automobiles have had, and will also continue to have in the future. By sharing resources, encouraging creativity, and providing automotive platforms to showcase new technologies… these are a few ways RONN MOTOR GROUP, Inc. and RONN FORD Automotive Research and Technology Center, will create advanced NEV hydrogen-fuel cell, graphene, composites and manufacturing processes we ultimately envision a more “whole” approach to launching tomorrow’s sophisticated transportation vessels.

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To transform the core technology of RONN’s core hydrogen vision of the future, into advanced , leading automobile platforms, and create components and power systems, in the new energy vehicle sector, to be used for its own growth and the needs of this new exploding market, with the quickest time to market and our own independent research, partners and engineers, we propose the collaborative RONN FORD advanced hydrogen NEV research and development center.

By sharing resources with our tech partners, encouraging creativity, and providing automotive engineering platforms to showcase new technologies… these are a few ways RONN MOTOR GROUP, Inc. and RONN FORD Automotive Research and Development Center, will create advanced NEV hydrogen-fuel cell, graphene, composites and manufacturing processes we ultimately envision a more “whole” approach to launching tomorrow’s sophisticated transportation vessels.

Additionally, RONN Automotive Research Center would provide performance enhancements and designs improving our own profitability, credibility and leadership, and allows us to provide components and systems to other manufacturers and partners to create sales, awareness and growth in the new rapidly expanding global market. The Company is positioned to capture the growing global market for innovative, sustainable technologies while designing seamlessly integrated, advanced systems for today’s and tomorrow’s leading automotive platforms. to provide market exposure and act as an “incubator” platform for emerging technologies in all facets of NEV hydrogen fuel cell automobile development.

Initial Technology Research

1)	Hydrogen Fuel Cell Stack Technology

a.	Bipolar plate advancements
b.	Graphene enhanced plate design
c.	Catalysts to enhance hydrogen production efficiencies

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2)	Advanced manufacturing for mass produced fuel cells
3)	Graphene uses as related to various automobile components
4)	H2 advanced storage tank design

a.	Shape and Construction
b.	Graphene barriers to provide better containment of H2 leakage
c.	Nano carbon tube design

5)	Ultra-lightweight and superior strength Nano-Carbon fiber composites
6)	Hydrogen fueling station advanced designs for quicker fueling times, storage and compression

These research areas above are just the tip of the iceberg in the rapidly advancing world of hydrogen, several of these areas are presently in development with working prototypes. Some of the potential products to be commercialized included in the following list.

1)	Advance lightweight fuel -cells
2)	Ultra-efficient bipolar graphene coated plates
3)	Complete fuel-cell systems produced under the RONN brand.
4)	Advanced lower pressure H2 storage tanks produced and marketed under the RONN brand
5)	Hydrogen infrastructure components
6)	Complete line of hydrogen fuel cell vehicles

a.	Passenger vehicles including – Sportscars-passenger vehicles, SUV’s
b.	Buses and logistic vehicles.
c.	World class state of the art hyper-car – to be produced in China

Our new technology group partner, Nanotek Instruments Group, is an Ohio (US) limited liability company, holding 19 issued patents on fuel cells and hydrogen storage and 16 issued patents on 3D printing. Honeycomb Supercapacitor Co. is an Ohio (US) limited liability company with 33 issued or pending patents on supercapacitors. RONN will utilize its development in China as an OEM to purchase certain materials from Nanotek & Honeycomb’s R&D and Product Development activities including but not limited to its Graphene-based Fuel Cell Bipolar Plate, Graphene-enabled Catalyst, Graphene-enhanced Hydrogen Storage system, and Supercapacitors, etc. Nanotek & Honeycomb will utilize its IPs and technology Know-how and products to support RONN’s R&D center initiative and vehicle production launch in China.

Graphene is an allotrope (form) of carbon consisting of a single layer of carbon atoms arranged in a hexagonal lattice. It is a semimetal with small overlap between the valence and the conduction bands (zero bandgap material). It is the basic structural element of many other allotropes of carbon, such as graphite, charcoal, carbon nanotubes.

Graphene has many uncommon properties. It is the strongest material ever tested, conducts heat and electricity efficiently, and is nearly transparent. Graphene shows a large and nonlinear diamagnetism, greater than that of graphite, and can be levitated by neodymium magnets.

Scientists theorized about graphene for years. It had been produced unintentionally in small quantities for centuries through the use of pencils and other similar graphite applications. It was observed originally in electron microscopes in 1962, but it was studied only while supported on metal surfaces.

Graphene, as an ultra-light weight and immensely strong material, has captured worldwide interest. Graphene is 200 times tougher than steel, incredibly thin and flexible, a superb conductor, it can offer a solid barrier, with more surface area. Such unique features mean that the applications are virtually unlimited.

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Our new technology partner, Nanotek Instruments, has patented and advanced the production and processing of graphene, and now the automotive industries are eager to establish supplies, integrate graphene into existing processes, and explore new uses of graphene in a multitude of automotive applications including electronics, thermal management and structural uses.

GRAPHENE FUEL CELL WITH STACK

The Company, pursuant to its new partnership agreement with Nanotek, is presently working introduce a new graphene infused micro hydrogen fuel-cell and stack into the market. The Company intends to use patent protected Nano structured Graphene (“xGnP”) to form thin platelets that exhibit superior electrical and thermal conductive properties when compared to legacy materials. These new xGnP platelets are intended to replace bipolar plates in fuel-cell stacks as bipolar plates account for approximately 80% of fuel cell volume, 70% of fuel cell weight and 60% of the entire stack cost. Management believes that this change alone to the fuel-cell stack offering will allow EV suppliers to deliver alternative power generation from today’s lithium-ion supply chain at a highly competitive rate. The Company intends to use the fuel-cell technology to supply voltage to all non-propulsion systems, thereby providing a hybrid power generation source that will extend the mileage range without compromising safety and comfort features of the vehicle. The first working models have now been completed.

Our prototype fuel fell with proprietary graphene stack example:

Nano Composites and Low-Cost Carbon Fiber Materials

The Company, together with the University of California, Riverside, Prescott Composites and Jay Batten, a technical collaborative partner to Prescott Composites and CEO of Nano Enhanced Wholesale Technologies, are working to further advance and scale the production of Nano composites and low-cost carbon fiber materials using 3D printing techniques.

In July 2018, the Company entered into a master service agreement with Prescott Composites pursuant to which the Company granted Prescott Composites a non-exclusive, royalty-free, right to use the Company’s data as it relates to hydrogen-based EV platform comprising of certain zero emission vehicles. In addition, pursuant to the terms of such agreement, Prescott Composites agreed to provide the Company with certain products and services including, but not limited to, advanced carbon fiber materials and composite, newly developed Nano/submicron structured composites and carbon fiber composite performance test results. In addition, Prescott Composites agreed to assist the Company in incorporating such products into the Company’s proposed vehicle designs. The term of the agreement will continue until July 2021 at which time it will be automatically renewed for successive one-year periods, unless earlier terminated pursuant to the terms of the master service agreement. The master service agreement permits RONN to utilize several patents without royalty payments.

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Mr. Batten, a technical collaborative partner to Prescott Composites, has an extensive background in Nano composites, carbon fiber structures, and graphene technologies. He has formed a network of Nano composite scientific and technology companies which have revolutionized the Nano composite market by introducing low-cost carbon fiber materials that have the same structural integrity and strength as standard carbon fiber. It is anticipated that such low-cost carbon fiber materials may result in savings as compared to standard carbon fiber materials. In addition, it is anticipated that these advanced composites, low-cost, weight saving materials will not only affect the underlying economics such as costs of goods sold of the Company’s vehicles but will also enhance the safety features and driving behavior of the vehicle. Furthermore, these new, low-cost composite materials play a significant role in the new generation EV platform because weight savings equates to energy savings which thereby translates into extended range for vehicles with fewer power sources.

Initial potential research applications for Nano-composites (low weight, high strength)

Potential percentages of Nano-composites/Components Weight losses

H2 Storage Techniques (see Prescott attached master services agreement)

The Company is currently working on new H2 storage techniques which are intended to significantly reduce tank pressure from 10,000 pounds per square inch (“PSI”) to 500 PSI, while increasing volume. In collaboration with BST Nano Carbon (“BST”), the Company will leverage BST’s carbon composite tanks coupled with high surface-area Nano materials that exhibit gas compression and gas adsorption characteristics. In the case of compress natural gas (“CNG”), the resulting storage volume in these Nano-material gas tanks are between 10 to 100 times at 500 PSI from current CNG tanks and at a fraction of the weight (contributing factor to the overall load on the propulsion system). The Company believes that reduced tank pressures may change the required H2 certification testing, including Federal Motor Vehicle Safety Standards (“FMVSS”) (and equivalent) approval for automotive platforms.

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Below is a diagram showing how the Nano-material is used in a CNG tank application. Similar Nano structures and performance would apply for H2 tank designs, although the absorption characteristics would be different.

SENSOR IOT/CLOUD TECHNOLOGY

In October 2017, the Company entered into a master services agreement with Fathym, Inc. (“Fathym”) pursuant to which the Company granted Fathym a non-exclusive, royalty-free, right to use the Company’s data to enable Fathym to, among other things, provide the Company with data, hardware and software services to assist with the Company with the development, manufacturing, marketing and distribution of highly efficient vehicles. In addition, Fathym will provide the Company with sensors and the Company intends to introduce a new set of patented real-time weather sensors to its vehicles. The Company anticipates that the sensors will measure road surface temperatures and sound waves from the road surface and provide such real-time data to the onboard electronic control unit and through the vehicle network to the cloud. The cloud service will use a pre-processing filter to evaluate noise from the sensor, coupled with a back-end post processing engine that will blend the data back into a road forecast application. The measurements will be used to forward and correct errors including climatology and topology data errors. The fusion of this data set will produce an on-demand road forecast at a 1-kilometer resolution at 15-minute intervals. This data will then be transmitted to the vehicle via the cloud service to setup the vehicle’s torque, hard braking and suspension characteristics. The term of the agreement will continue until October 2020, at which time it will be automatically renewed for successive one-year periods, unless earlier terminated pursuant to the terms of the master service agreement.

PROCOOLER – AIR CONDITIONING SYSTEM

The Procooler which was designed for improving air conditioning systems. The Procooler can replace either the accumulator or receiver/drier on an automotive air conditioning system. The Procooler equipped air conditioning systems is intended to provide savings when the air conditioning is operating as it uses less pressure. In addition, the Procooler uses less refrigerant than traditional air conditioning systems, with colder vent temperatures particularly when vehicles are idling and/or are in slow-moving traffic. This reduction in operating pressures and refrigerant are of prime importance with NEV vehicles, as the air-conditioning system is the largest user of power. Accordingly, we intend to use the Procooler in all of our air-conditioning systems.

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VEHICLE OFFERINGS

PHOENIX – All Electric, zero emission, hydrogen fuel cell, battery enhanced

Currently, the Company is engaged in the development and production of the Phoenix, a zero-emission, all-electric NEV automobile, which evolved from its flagship eco-exotic supercar, the Scorpion. RMG’s initial hydrogen hybrid supercar design, the Scorpion, is an award-winning, sleek, futuristic, eco supercar, which has been featured at top automotive events, recognized as an advanced performance supercar by top magazines, and endorsed by automotive industry experts and enthusiasts as well as celebrities. The Scorpion was showcased on Velocity Network’s World’s Most Expensive Rides and on Speed Vision and was featured in the movie Looper, starring Bruce Willis. In addition, it was featured in multiple automotive publications, including The DuPont Registry, Robb Report, and Luxury Lifestyles.

The goal of the Phoenix is to address style, performance, zero-emissions, leading edge materials, and sustainable zero-emission fuels. The Phoenix is expected to feature an all-electric drive with hydrogen fuel cell/battery propulsion and stellar performance. In addition, the Phoenix is expected to include ultra-high operating efficiencies with sustainability and is intended to have an initial range of approximately 300 miles (600 miles with hydrogen fuel cell options). Currently, the Phoenix is in the final phase of development and production, and the Company anticipates that the prototype concept will be completed by the fourth quarter of 2019. The Company expects to have an automobile ready for market by the second quarter of 2020.

Phoenix will fully utilize emerging manufacturing technologies and techniques to optimize its multi-modular chassis design. The center body and chassis modules will be mostly carbon fiber, these will be researched at our own research/technology center

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CHASSIS MANUFACTURING

RONN Motor Group, Inc. (RMG/RONN) will fully utilize emerging manufacturing technologies and techniques to optimize its multi-modal chassis design. The center body and chassis modules will be mostly nano-composities, which will significantly reduce vehicle weight without compromising structural integrity and driver safety. Additive manufacturing will enable multi-modal vehicle designs to converge on the same assembly line, 3D printing of chassis components and body parts will be the cornerstone to RONN’s manufacturing strategy.

•	Low-cost chromoly/carbon fiber structure, 3D printed chassis components
•	Adaptive center modular body design, expand to support second & third-row seating
•	3D modeled and stress tested to produce highest safety rating
•	Unequal A arm, lateral opposing suspension
•	Adaptive ride height
•	ECU driven variable cornering control and braking
•	Phoenix vehicle platform will exceed current Euro NCAP passenger & pedestrian impact regulations
•	RMG’s innovative chassis delivers an estimated 40% reduction in CO2 emissions through the manufacturing, operation and decomposition lifecycle

TECHNOLOGY

RONN technology centers around vehicle safety, performance, range and drivability. RONN’s proprietary Electronic Control Unit (“ECU”) collects vehicle-based data from disparate systems and integrates that information for real-time analysis and adaptive decision intelligence. The data is connected to cloud services for post processing synthesis and data modeling for end-users across the logistics value chain. Integrated cameras, radar sensors and sonic profilers provide real-time environmental data that is critical to meet the SAE Automated Driving Level 3 requirements.

Additional AI and on-board machine learning algorithms will dynamically adjust the car’s power, handling and braking parameters as tire friction adapts to road condition state – wet, snow, ice, black ice. These technology improvements coupled with enhanced Pilot algorithms will produce a safe and worry-free driving experience for the driver and passengers. Key features of the technology include:

•	Environmental sensors, sound profiler to capture road condition state – dry, wet, snow, ice
•	Bi-lateral data flow to cloud services (Edge Networks), low latency data transfer, predictive road data and vehicle health/monitoring
•	WIFI enabled in-vehicle network with multi-layer data encryption for all ECU and vehicle operation functions, reduce data vulnerabilities
•	Connectivity to RONN Phoenix Mobile Application – Personalized vehicle configurations, applications
•	Inductive & Vibration Battery Charging (In development)
•	Light detection and ranging technology (LiDAR) as needed for RONN Pilot Functionality – SAE Level 4 & 5 Automated Driving

AM-OLED LIGHTING

•	Digital Display, interior ascent lighting, rear view mirror, day running light, tail lights

POWER PRODUCTION / ELECTRIC MOTOR TECHNOLOGY

RONN Motor Group has designed a proprietary power hybrid system using solid state batteries and a Graphene Infused H2 Fuel-Cell that generates voltage to recharge the on-board battery platform. The combined power generation will extend the range of traditional battery systems by almost 80%, delivering an additional 200-300 miles of range at normal driving speeds. This adaptive power control system will be offered as an option on the Phoenix, the base model will come with Solid State batteries with a 350-mile range.

RMG will offer a rear-wheel and all-wheel drive option for the Phoenix. The all-wheel drive option will include the Fuel-Cell option to produce more power and vehicle performance. The base model will come with one rear-drive motor and rear-steering assist to further enhance crash avoidance performance. Key features of the power and drive motors:

•	Kinetic Energy Recovery System (KERS)
•	Passive solar assist for accessory and emergency charging
•	Regenerative Braking and Charging System
•	Fuel-Cell option will include 6 Kg of H2 storage within the vehicle chassis
•	Drive motor configuration accounts for weight and balance to optimize vehicle performance, handling and traction control
•	Adaptive torque management at each wheel, dynamically monitoring wheel slip

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PERFORMANCE SPECIFICATIONS

•	Curb Weight 3000 lbs (estimated)
•	60 Kwh battery pack with 60 Kwh Hydrogen Fuel Cell (optional 90/60 kw system)
•	0-60 mph – 2.5 seconds (estimated), ¼ Mile under 11 sec (estimated)
•	Estimated top speed of 180 + MPH (Governed to extend battery life and management)
•	Estimated Battery range - 350 miles
•	Hydrogen fuel-cell range extender option – 600 miles plus
•	Plug in Recharge times – 15 minutes for 80 percent charge, either Inductive or Plug-in-Superchargers
•	Dual phase inverted motors, 4 X250hp in development
•	600 plus horsepower
•	Coefficient of drag - .25 estimated for coupe with enclosed grille
•	Personalized driver controls with integrated voice activation
•	Auto connection of vehicle applications and vehicle service data to supply chain and support Centers

ELECTRIC BUSES AND TRUCKS

The Company with its new JV partners are in development and plans to manufacture zero-emission, multi-passenger transport vehicles which are intended to be used as inter-city uses and are anticipated to carry approximately 15 to 40 passengers. The multi-passenger transport vehicles will be manufactured pursuant to Jiangsu Kawei Auto Industrial Group Co., Ltd.’s manufacturers license pursuant to the terms of the joint venture agreement (as described in detail above) and are intended to be manufactured for both the China and U.S. markets. In addition, the Company intends to manufacture zero-emission light and medium duty fleet delivery trucks which are anticipated to have a range of over 500 miles with hydrogen fuel-cells. It is further anticipated that the trucks will have a battery range of approximately 100 to 200 miles under a normal load and fuel-cells that will automatically charge the battery pack while driving. The Company intends that such trucks will be used for, among other things, courier services. The trucks are intended to be manufactured for both the China and U.S. markets.

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SEDANS

In addition to the Phoenix the Company will also be focused on the manufacture of zero-emission, fuel cell/battery, all-electric, mid-level or luxury sedan vehicles which the Company anticipates will use all-electric zero-emission battery and hydrogen fuel cell extended-range options. The Company believes that such sedan vehicles may set clean emission benchmarks while using electric fuel cell or battery electric options. It is anticipated that the Company’s sedans will be created in two-wheel and four-wheel drives and are intended to compete with competitors such as Tesla and NIO Motors in the Chinese market.

The Company intends that the chassis will be shared with the Phoenix to reduce manufacturing costs and supply chain costs and may lend itself to 3D additive manufacturing technology. Specifically, traditional vehicle manufacturing requires the utilization of a different chassis for each model compared to NEVs which are less complex and require fewer parts. By utilizing a modular design with a very simplified all-electric chassis, we believe that the only components that we need to change across different models would be the inner structures of the vehicle that support the body rather than the chassis itself which will be cost effective.

HYPERCAR (Future Concepts Should the Market support)

The Company also intends to manufacture limited edition, zero-emission, “Hypercars”, also known as “Halo Automobiles,” to support marketing efforts. The Company is contemplating the manufacture of the IRONN “Bird of Prey”, which will be designed to be the first in its series of Halo Hypercars. The “Bird of Prey’s” carbon fiber components include more than just the body as used in the Scorpion. The “Bird of Prey’s” structural core, the chassis tub, is now composite. Composite materials are lightweight compared to aluminum and steel and able to withstand high temperatures and are generally stronger than non-composite materials. Composite materials also have the ability to resist damage for an extended period of time from corrosion due to chemicals such as acid rain that would otherwise damage alternative metals. Composites materials can also be molded into a variety of complex shapes, without the need to use high-pressure tools. The tub configuration which we intend to use in the “Bird of Prey” also supports technologies such as Formula 1 suspensions with inboard brakes, shocks and springs. Management anticipates that the target market price for the “Bird of Prey” will be, at most, approximately $2,000,000.

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THE GLOBAL HYDROGEN FUEL-CELL VEHICLE MARKET

According to a March 2018 report titled Hydrogen Fuel Cell Vehicles, a Global Analysis (the “March 2018 Report”), the global sales of hydrogen fuel cell vehicles reached 6,475 units during the period from 2013 to 2017. Notably, more than 50% of hydrogen fuel cell vehicles were sold in California, and Japan accounted for the majority of the remaining sales. Among specific automakers, Toyota has been the most successful player as their sales accounted for more than 75% of the total sales of hydrogen fuel cell vehicles worldwide. According to the March 2018 Report, by 2021, eleven automakers including Toyota, Lexus, Hyundai, Kia, Honda, Mercedes-Benz and BMW will actively develop and launch hydrogen fuel cell models.

According to the Qianzhan Industry Research Institute, the global sales of passenger cars were close to 71 million units in 2017 and the global sales of fuel cell vehicles were 3,260 vehicles. The penetration rate of hydrogen energy vehicles was only 0.0046%. In addition, by the end of 2017, there were 328 hydrogen stations in the world, mainly spread over Europe, America, Japan and South Korea, while there were only nine stations in China.

According to the 2016 Blue Book on China's Hydrogen Energy Infrastructure Development, it is estimated that by 2020, the number of hydrogen stations will reach 100, the number of fuel cell vehicles will reach 10,000 units and the number of hydrogen energy rail vehicles would reach 50 units. Further, it is estimated that by 2030 the number of hydrogen stations would reach 1,000 and the number of fuel cell vehicles would reach 2 million units, and that by 2050, the number of fuel cell vehicles would reach 10 million units.

We believe that the commercialization of hydrogen energy vehicles is still in the early stages with increasing potential to develop. Furthermore, according to Interface Network, fuel cell vehicles will become the fastest-growing market segment in the global automotive market by 2030, and it is estimated that by 2032, the sales of global fuel cell vehicle will reach 5 million units, with sales exceeding $250 billion.

CHINA HYDROGEN FUEL-CELL VEHICLE MARKET

Hydrogen fuel cell auto companies in China are mainly concentrated in the commercial vehicle sector (trucks and buses). According to OF week, almost all pilot projects of hydrogen fuel cell vehicles launched in 2017 in China are concentrated in the commercial vehicle sector rather than the passenger vehicles, and according to Sine, it is estimated that the production of commercial fuel cell vehicles in China will enter the large-scale development stage reaching 30,000 units in 2025.

According to Traffic Management Bureau of the Ministry of Public Security of China (the “Traffic Management Bureau”), in 2017, the national production of fuel cell commercial vehicles was 1,226 units, of which logistics vehicles accounted for 94% of the total production. Since January 2017, a total of 150 hydrogen fuel buses have been produced nationwide, of which Beiqi Foton Motor Co., Ltd. and Shanghai Automotive Commercial Vehicle Co., Ltd. are the top two producers, accounting for 84% market share. With driving factors such as national policies, commercial fuel cell vehicles are expected to penetrate the China market between 2025 and 2030.

CHINA AUTOMOBILES AND NEV’S

The China automobile market began to grow in 2000 and has been the world’s largest automobile market since 2009. As reported by the China Association of Automobile Manufacturers, in 2017, domestic automobile sales reached 28.94 million units, ranking China first in the world for the past nine consecutive years. According to the Traffic Management Bureau, the current car ownership of NEVs is 2.21 million units, and pure electric vehicles account for 81% of the market. In addition, the China Automobile Association stated that the production and sales of NEVs from January to September 2018 were 734,600 and 721,500 units, respectively, increasing by 73.05% and 81.05%, respectively. Specifically, the plug-in hybrid electric vehicles (“PHEV”) has experience tremendous growth. In the third quarter of 2018, the production and sales of PHEVs were 179,900 and 180,800 units, respectively, increasing by 138.04% and 146.87%, respectively. Furthermore, the production and sales of pure electric vehicles has increased by more than 50%. From January to September 2018, the sales of new energy passenger vehicles has reached 600,000 units, nearly doubling the year-on-year growth.

RONN MOTOR GROUP’S DEVELOPMENT PLAN IN CHINA:

RMG is currently cooperating with its joint venture partners to produce and sell zero-emission all-electric hydrogen fuel cell/battery vehicles, to seize the market opportunities of China hydrogen fuel cell vehicle market, and to become a major hydrogen-powered new energy vehicle automaker in China and globally.

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This collaboration emerges as a result of the following:

1.	Technical Know-How:

RMG has a proven comprehensive wealth of experience in hydrogen power system related technology and automobile production design, which are both key elements of hydrogen-powered new energy vehicle development with high technical obstacles.

2.	Manufacturing Ingenuity:

The Chinese joint venture partners have extensive experience in mass production of automobile manufacturing.

3.	Qualification Entry:

It is a very long and time-consuming process to apply for a manufacturing qualification in China, and therefore, we believe it is more opportune to work with qualified Chinese vehicle manufacturers. The Chinese joint venture partners have the production qualification for NEVs and are committed to obtaining the Chinese production qualification of NEVs for the PRC LLC. Jiangsu Hanwei has agreed to arrange for the Taizhou JV to receive the exclusive authorization to use Jiangsu Kawei Auto Industrial Group Co., Ltd.’s NEV license to produce and sell NEVs.

MARKETING STRATEGY AND PRODUCT PLACEMENT

Our marketing strategy is to build on our initial brand which has become synonymous with Hydrogen technologies as the first automobile to become hydrogen assisted, and a brand identified with the supercars of the world, and the new vision of a future world of vehicles that move the customer to buy as they identify themselves in a vehicle that serves its driver with luxury, protects them in safety, delivers them with an extended mileage range, and develops its engineering in environmental conscientious advancements. We plan to engraft cutting edge technologies that will separate us from the competition.

Our promotional strategies will include marketing through our website and press releases; highlighting testimonials and endorsements; engaging a public relations firm; contextual advertising; in-movie product placement and magazines. We also plan to pursue the power of social media to engage one of the largest affinity groups, “automobile aficionado’s”.

Brand awareness will continue through our presence in high-end automobile shows in China where we intend to launch our prototypes. In addition, we intend to globally build our brand through participation in international exhibitions such as Monaco and sponsoring Formula 1 racing events.

We intend to market and sell our first automobiles in China through our joint venture thereby taking advantage of the largest EV market in the world. Thereafter, we intend to sell our automobiles internationally to independent dealerships located in, among other places, Asia (Hong Kong, Shanghai and/or Beijing), Dubai, India, Russia, Brazil and the United State (Los Angeles, Miami, New York and/or Austin). That distribution network has grown past 500 dealers both in China and the world.

RONN expects to distribute its new Phoenix Spyder among the luxury market in California, which is also a leader in climate and emission change and control. Toyota and Hyundai both now sell their fuel cell vehicles in California. Ronn Motor group has an extensive list of partners they are engaging to support development of the new vehicles, including Bosch Power Train team, MathWorks who is the provider of nearly all the software applications to OE’s worldwide. All vehicles will go through FMVSS homologation for the US and China markets. Once development is complete in the US, RONN Motor Group will begin manufacturing, sales and distribution in China market through it several JV’s, partnerships and relationships

Hydrogen infra structure in California has now progressed to where hydrogen fueling stations can provided services to nearly all areas of California. Present stations are now increasing capacity as fuel cell vehicle sales are increasing, additionally California now has approximately 100 new fuel cell stations being permitted to begin construction or construction has or is beginning.

COMPETITION

The worldwide automotive market is highly competitive, and we expect it to become more competitive in the future. Some of our competitors include, Byton, Faraday, NIO Motors and Tesla. Most of our current and potential competitors have significantly greater financial, technical, manufacturing, marketing and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of their products. In addition, some of our competitors have customer bases and broader customer and industry relationships than we do and have longer operating histories and greater name recognition than us. Our competitors may also be in a stronger position to respond quickly to new technologies and may be able to design, develop, market and sell their products more effectively. Furthermore, certain large manufacturers offer financing and leasing options on their vehicles and also have the ability to market vehicles at a substantial discount, provided that the vehicles are financed through their affiliated financing company. We do not currently offer any form of direct financing on our vehicles. The lack of our direct financing options and the absence of customary vehicle discounts could put us at a competitive disadvantage.

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We expect competition in our industry to intensify in the future in light of increased demand for alternative fuel vehicles, continuing globalization and consolidation in the worldwide automotive industry. Our ability to remain competitive depends on factors including, but not limited to, product offerings, product quality and features, innovation and development time, pricing, reliability, safety, fuel economy, customer service and financing terms.

Our management’s extensive network has permitted us to establish relationships in China and in other parts of the world pursuant to which we believe we have acquired manufacturing capabilities which we anticipate will lower our capital expenditure needs and result in a shorter to revenue production time, and lower capex expense.

CHINA MANDATE LAW OVERVIEW

According to The International Council on Clean Transportation, China’s Ministry of Industry and Information Technology (“MIIT”) finalized the NEV mandate in September 2017. The China NEV mandate is a modified version of California’s Zero Emission Vehicle (“ZEV”) mandate with goals of promoting NEVs and providing additional compliance flexibility to the existing fuel consumption regulation. This policy applies only to passenger cars and became effective as of April 1, 2018.

The rule specifies NEV credit targets for two years: 10% of the conventional passenger vehicle market in 2019 and 12% in 2020. Similar to California’s ZEV mandate, these annual percentage targets are not for NEV sales, but for NEV credits. Each NEV is assigned a specific number of credits depending on metrics including electric range, energy efficiency, and rated power of fuel cell systems. Higher performance vehicles will receive more credits; however, credits will be capped at six credits per vehicle. Assuming that all manufacturers produce vehicles with a per-vehicle NEV credit of three in 2020, it is estimated that the market share of NEVs in China based on number of vehicles sold will be approximately 4% in 2020 while still meeting the 12% target based on NEV credits.

EMPLOYEES

As of the date of this Memorandum, we employed a total of 10 full-time employees and 3 part-time employees which are located in the U.S. and China employees are being vetted now. We are not a party to any collective bargaining agreements. We believe that we maintain good relations with our employees.

FACILITIES

Our executive office is located at 20645 North Pima Road, Ste 140, Scottsdale AZ 85255. We lease our office for $3,800 per month pursuant to a lease which terminates on October 2021. We believe that our existing facilities are suitable and adequate to meet our current needs. We intend to add new facilities or expand existing facilities as we add employees, and we believe that suitable additional or substitute space will be available as needed to accommodate any such expansion of our operations.

Initial operations will be in China pursuant to our executed JV’s and (3) Government Strategic Partnership agreements, presently the company has over 2,000,000 square feet of manufacturing space under our agreements and numerous offices under the agreements.

By agreement we have the use of three floors of exclusive office space for (3) years in Shanghai as our national Chinese headquarters. We additionally will have offices and industrial space provided by the PRC at the locations of each Joint Venture.

LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that will have, individually or in the aggregate, a material adverse effect on our business, financial condition or operating results.

CORPORATE INFORMATION

We were incorporated as RONN Motor Group, Inc. in the State of Delaware on January 8, 2013. Our executive office is located at 20645 North Pima Road, Suite 140, Scottsdale, AZ 85255. Our website address is www.ronnmotorgroup.com. Except as set forth below, the information on our website is not part of this prospectus.

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MANAGEMENT

The names, ages and positions of our directors and executive officers as of the date of this prospectus are as follows:

Name	Age	Responsibility
Ronal (Maxwell) Ford	66	Chief Executive Officer & Chairman of the Board
TBD		Chief Financial Officer
Damon Kuhn	56	Chief Product Engineer & Product Manufacturing Integration
C.G. Ryche	50	Chief Marketing Officer
Dr. Delun Wang		Senior VP of Manufacturing & Engineering
Kevin Hong/Arbor Lake	47	Management Consulting Group

Ronal (Maxwell) Ford

Mr. (Maxwell) Ford is the founder and Chief Executive Officer of the Company and has served in such capacity since January 1, 2013. In addition, since inception Mr. (Maxwell) Ford has served as Chairman of the Board of the Company. In 1994, Mr. (Maxwell) Ford founded Aire Solutions, Inc., to manufacture, market and distribute Procooler, an innovative air conditioning device with a wide range of applications, and served as its President and Chief Executive Officer until 2004. From January 2007 until December 2007, Mr. (Maxwell) Ford served as a consultant and engineering director of a Zonda Buses manufacturing facility in China which was being developed through a joint venture of Zonda Buses and Zonda Industrial Group, the third largest bus manufacturer in China at that time. We believe Mr. (Maxwell) Ford is qualified to serve as a member of our Board because of his more than 50 years of experience working in the automotive field and more than 25 years of experience with luxury automobiles.

Damon Kuhn

Damon Kuhn has served as our President and Chief Operating Officer since June 2017. In June 2019, Mr. Kuhn transitioned to his current role as Chief Product Engineer and Product Manufacturing. Mr. Kuhn has 35 years of experience in automotive design, development, production, computer programming and engineering, and is a record-setting racecar designer who holds seven automotive related patents. Since April 2007, Mr. Kuhn has served as founder of Diamondback Engine, and since January 2015 he has served as Chief Operating Officer of ADT. In addition, since December 2015, Mr. Kuhn has served as principal of MKT. Mr. Kuhn has written and published several scientific papers on engine development and intake short pipe dynamics and was actively involved with overseeing the development and implementation of the hydrogen enhancement systems and engine integrations that are featured on the RONN Scorpion today.

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C.G. Ryche

C.G. Ryche served as the Creative Director of the Company from September 2016 until October 2018 at which time he became Chief Marketing Officer of the Company. In addition, since March 2006, he has served as Film Director/Writer/Producer/Editor/Composer at C.G. Ryche Films, and since March 2006 he has served as Film Composer/Recording Artist/Speaker/Multi-Percussionist at Icon Elite Management. From June 2014 until July 2015, Mr. Ryche served as Director/Writer/Producer/Editor/Post Production Supervisor of Truality TV, and from February 2014 until October 2014, he served as Creative Director/Director/Music Supervisor/Head of Post Production at Positiveside Productions. From September 2007 until November 2012, Mr. Ryche served as Film Director and Producer of Remo Inc.

Dr. Delun Wang

Mr. Wang is Chairman of Durabl (Jiangsu) Motors Co., Ltd is located in the High-tech district of Pizhou, Jiangsu Province . Durabl produces mini electric passenger vehicle with Lithium ion battery pack and Dual-motor drive systems., with a registered capital of RMB 100 million. Equipped with state-of-the-art assembly lines, Stamping hydraulic presses, production capacity of 2,880 pieces per shift, 360 times per hour, Fanuc welding Robot intelligent flexible line, four different of models collinear production, cycle time is 3 minutes and Paint shop: with technology standards.

EXPERINCE

•	Durabl Motors Co., Ltd. - Position: Chairman of the board,
•	Yogomo Motors Co., Ltd. - General Manager/Co Investor
•	Zhejiang Geely Auto Research Institute Co. Ltd. - Deputy

RONN also signed a Management Consulting Agreement with Arbor Lake Capital's China affiliated company - Xizang Kai Xuan Investment & Management Co., Ltd. With decades of managerial and operational work at multinational companies, coupled with deep post-merger integration experience, Kai Xuan's dedicated team will provide both strategic thinking / corporate business development support and hands-on interim management / post-merger integration expertise for RONN China's on-going operation in the next three years. Kai Xuan's team will be led directly by its CEO - Kevin (Kunlun) Hong, whose bio is listed below:

Kevin Hong

Mr. Hong’s professional experience includes founder and CEO of Arbor Lake Capital LLC. and vice president of Stanley Black & Decker, in charge of its Asian investment and integration for 8 years. Prior to that, he worked at Eaton Corporation, American Express, McKinsey & Co., Android Industries and CITIC Industrial Investment Co. in both US and China. He also projected at Toyota Georgetown Plant in Kentucky. Throughout his career, he has been leading the close of more than 80 M&A transactions. In many of the acquisition he led, he also acted as post merger integration leaders. Mr. Hong holds an MBA degree from the Ross School of Business at the University of Michigan, a Master‘s degree of Toyota Production System at the University of Kentucky, a Master‘s degree of Business Economics at the Capital University of Economics and Business, and a Bachelor’s degree in Engineering from HIT."

EXECUTIVE COMPENSATION

INTRODUCTION

This section provides an overview of the compensation of our principal executive officer and our next two most highly-compensated executive officers for our fiscal years ended December 31, 2018 and December 31, 2017. These individuals, who we refer to as our “named executive officers” in this prospectus, are:

•	Ronal (Maxwell) Ford, our Chairman and Chief Executive Officer

•	Damon Kuhn, our Chief Product Engineer & Manufacturing Integration

This section also provides an overview of certain compensation arrangements that we currently anticipate adopting in connection with this offering. The actual compensation arrangements that we adopt in connection with this offering may materially differ from the arrangements described herein.

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SUMMARY COMPENSATION TABLE

The following table sets forth the compensation awarded to, earned by, or paid to our named executive officers in respect of their service to the Company during our fiscal years ended December 31, 2018 and December 31, 2017.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	Total ($)
Ronal (Maxwell) Ford	2018	[0]	[0]	[0]	[0]
Chairman and Chief Executive Officer	2017	[0]	[0]	[0]	[0]
Damon Kuhn	2018	[0]	[0]	[0]	[0]
President(1)	2017	[0]	[0]	[0]	[0]
_______

(1)	Mr. Kuhn served as the Company’s President during years 2018 and 2017; currently, he is serving as the Company’s Chief Product Engineer and Product Manufacturing.

EMPLOYMENT AGREEMENTS (Ronn (Maxwell) Ford) overview

On January 1, 2019, the Company entered into an employment agreement (the “Employment Agreement”) with Ronal (Maxwell) Ford effective as of January 1, 2017 (the “Effective Date”) pursuant to which Mr. (Maxwell) Ford will serve as Chief Executive Officer of the Company from the Effective Date until December 31, 2025 unless such term is extended by the parties (the “Employment Period”) or earlier terminated pursuant to the terms of the Employment Agreement. Pursuant to the terms of the Employment Agreement, Mr. (Maxwell) Ford shall receive a base salary of $300,000, which may be increased at the sole discretion of the Company together with additional one (1) or more forms of compensation or such cash bonus as determined by the Board from time to time; provided, however, Mr. (Maxwell) Ford has agreed to forego base salary from January 1, 2017 until June 1, 2019.

In addition to base salary, Mr. (Maxwell) Ford shall also receive restricted shares of Common Stock of the Company from time to time and as follows initially: (i) TBD million shares of Common Stock or cash bonus upon the closing of one or more joint venture agreements; (ii) TBD million shares of Common Stock upon the closing of a private offering of the Company’s securities or cash bonus pursuant to which the Company receives a minimum of $4 million; and (iii)TDB million shares of Common Stock or cash bonus upon the Company listing its securities on a senior exchange.

Performance Enhancing Items.

(A) During the Employment Period, the Executive shall be entitled to participate in such employee benefit plans, programs or arrangements implemented by the Company and available to executive officers of the Company such as medical, dental, short term disability, long term disability, and life insurance (collectively the “Plans”).

(B) The Executive will receive a US $25,000 dollar a year automobile allowance, commensurate with his position within the automotive industry.

(C) The Executive will receive an aggregate allowance of US $10,000 dollar a year for portable mobile phone and charges related for the use there of, laptop and home office computer related expenses, Including printers, and related charges for the use thereof.

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Fringe Benefits.

(i) Vacation. Executive shall be entitled to eight (8) weeks (40 business days) vacation time each year with full pay. The time for such vacation shall be requested by Executive, subject to the Company’s approval, which approval shall not be unreasonably withheld. If Executive is unable for any reason to take the total amount of authorized vacation during any year, he may accrue, at the Board’s discretion, such time. The accrued, unused and not-cashed out portion of vacation leave will be paid within thirty (30) days following termination of Executive’s employment.

(ii) Sick Time. Executive shall be entitled to ten (10) days per year as sick leave and/or personal leave with full pay. The Company will cash-out out the unused sick leave at the end of the calendar year and pay Executive the value of the unused sick leave by March 10th of the following calendar year. Each sick leave day will be calculated at 1/365 of Executive’s then Base Salary. The accumulated balance of unused sick time, which has not been cashed-out, will be paid within thirty (30) days following termination of Executive’s employment.

(iii) Long-Term Compensation. At the sole discretion of the Board, the Executive shall be eligible to receive stock options to purchase shares of the Company’s common stock and will be granted such other stock awards from time to time which issuances shall be subject to such terms as established by the Company’s Board and otherwise in accordance with the provisions of the applicable stock incentive plans of the Company.

(iv) Recovery of Incentive Compensation. Notwithstanding anything herein to the contrary, the Executive agrees that incentive compensation payable to the Executive under this Agreement or otherwise shall be subject to any claw back policy adopted or implemented by the Company with respect to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and such regulations as are promulgated thereunder from time to time, or with respect to any other applicable law, regulation or Company policy.

(b) Expenses.

(i) Reimbursement for Business Expenses. The Company shall pay or reimburse Executive for all reasonable, ordinary and necessary business and travel expenses that may be incurred by him directly and solely for the benefit of the Company in connection with the rendition of the services contemplated hereby. Executive shall submit to the Company such invoices, receipts or evidences or expenses as Company may require. The Company shall in accordance with its standard policies in effect from time to time reimburse Executive for all reasonable out-of-pocket expenses actually incurred by him in the conduct of the business of the Company including business class air travel for flights of 4 hours or more, quality hotels and rental cars, entertainment and similar executive expenditures provided that Executive submits all substantiation of such expenses to the Company on a timely basis in accordance with such standard policies

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Savings Plan

Executive will be eligible to enroll and participate, and be immediately vested in, all Company savings and retirement plans, including any 401(k) plans. To the extent permissible by law, the Company shall match in cash fifty percent (50%) of all of Executive’s contributions to such plan or plans. To the extent that any and all such reimbursements or payments by the Company are includable in Executive’s gross income, then the Company shall, on or before April 1 of the year after the payment is made, pay the Tax Effect thereof to the Executive.

Life Insurance

The Company shall pay all premiums for Executive to receive on his life (a) term life insurance premiums paid by Executive on his own life, provided that the life insurance proceeds do not exceed 300% of Executive’s previous year’s Base and Bonus and (b) split dollar life insurance in the face amount of $1 million, it being understood that Executive may designate the beneficiary (or beneficiaries) of such policies. To the extent that any and all such reimbursements or payments by the Company are includable in Executive’s gross income, then the Company shall, on or before April 1 of the year after the payment is made, pay the Tax Effect thereof to the Executive.

Directors and Officers Liability Insurance

The Company will provide liability insurance coverage protecting Executive and his estate, to the extent permitted by law against suits by fellow employees, shareholders and third parties and criminal and regulatory investigations arising out of any alleged act or omission occurring with the course and scope of Executive’s employment with the Company. Such insurance will be in an amount not less than two million dollars.

Financial Planning

The Company shall reimburse Executive for all legal, and accounting costs, fees, and expenses incurred each year by Executive in connection with (a) income tax preparation and (b) estate planning, provided that the aggregate annual expenses to be reimbursed shall not exceed Ten Thousand Dollars ($10,000.00). To the extent that any and all such reimbursements or payments by the Company are includable in Executive’s gross income, then the Company shall, on or before April 1 of the year after the payment is made, pay the Tax Effect thereof to the Executive.

Legal Costs

The Company shall reimburse Executive for all of his reasonable legal costs, fees, and expenses incurred in connection with the preparation and negotiation of this Agreement, such reimbursable sum of fees not to exceed Five Thousand Dollars ($5,000.00). To the extent that any and all such reimbursements or Upon a termination for Cause, the Company shall pay Executive his Base and benefits including vacation pay through the date of termination of

Termination: (Overview)

By the Executive

This Agreement may be terminated by the Executive upon written notice to the Company upon the first to occur of the following:

(a) Change in Control

Upon the occurrence of a “Change in Control” (as defined herein) of the Company. The term “Change in Control” shall mean any of the following: (i) a replacement of more than one half of the Board of Directors of the Company, (ii) a sale of more than one half of the voting securities of the Company (or the entity ultimately owning or controlling such Company) or the sale or exchange of all or substantially all of the assets of either such Company, (iii) a merger or consolidation involving either such entity where the entity is not the survivor in such merger or consolidation (or the entity ultimately owning or controlling such entity), (iv) a liquidation, winding up, or dissolution of either such entity or (v) an assignment for the benefit of creditors, foreclosure sale, voluntary filing of a petition under the Bankruptcy Reform Act of 1978, or an involuntary filing under such act which filing is not stayed or dismissed within 45 days of filing.

(b) Constructive Termination

Upon the occurrence of a “Constructive Termination” (as defined herein) by the Company. The term “Constructive Termination” shall mean any of the following:

i.	Any breach by the Company of any material provision of this Agreement, including, without limitation, the assignment to the Executive of duties inconsistent with his position specified in Section 2.01 hereof or any breach by the Company of such Section, which is not cured within 60 days after written notice of same by Executive, describing in detail the breach asserted and stating that it constitutes notice pursuant to this Section

ii.	Relocation of Executive’s offices in excess of 20 miles from its current headquarters office location; or

iii.	A substantial and continued reduction in the level of support, services, staff, secretarial resources, office space, and accoutrements below that which is reasonably necessary for the performance of Executive’s duties hereunder, consistent with that of other key executive employees.

Consequences of Termination

Upon any termination of Executive’s employment with the Company, except for a termination for Cause, the Executive shall be entitled to (a) a payment equal to the greater of (i) three (3) years or (ii) the length of the remaining term hereof worth of the then-existing Base and the last year’s Bonus (the “Severance”) and (b) retain the benefits set forth in Article IV for the balance of the term. If the Severance is equal to the amount set forth in clause (ii), the Company shall also pay to Executive in a timely fashion any excise and other penalties and taxes as a result of section 280G of the Internal Revenue Code of 1986 as amended (or such replacement or successor provision and applicable state law counterpart). The Severance shall be paid, at Executive’s option, either (x) in a lump sum upon termination with such payments discounted by the U.S. Treasury rate most closely comparable to the applicable time period left in the Agreement or (y) as and when normal payroll payments are made (except in the case of the Bonus which shall be payable in a lump sum between January 1 and January 10 of each year).

DIRECTOR COMPENSATION

As of the date hereof, directors do not receive any compensation for serving as a member of the Board or any committees of the Board.

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2019 EQUITY INCENTIVE PLAN

SUMMARY

Our 2019 Equity Incentive Plan (the “2019 Plan”) was adopted by our board of directors and our stockholders on December 12, 2018. Having an adequate number of shares available for future equity compensation grants is necessary to promote our long-term success and the creation of shareholders value by:

●	Enabling us to continue to attract and retain the services of key service providers who would be eligible to receive grants;
●	Aligning participants’ interests with shareholders’ interests through incentives that are based upon the performance of our Common Stock;
●	Motivating participants, through equity incentive awards, to achieve long-term growth in the Company’s business, in addition to short-term financial performance; and
●	Providing a long-term equity incentive program that is competitive as compared to other companies with whom we compete for talent.

The 2019 Plan permits the discretionary award of incentive stock options (“ISOs”), non-statutory stock options (“NQSOs”), restricted stock, restricted stock units (“RSUs”), stock appreciation rights (“SARs”), other equity awards and/or cash awards to selected participants. The 2019 Plan will remain in effect until the earlier of (i) December 12, 2028 and (ii) the date upon which the 2019 Plan is terminated pursuant to its terms, and in any event subject to the maximum share limit of the 2019 Plan.

The 2019 Plan provides for the reservation of 10,000,000 shares of Common Stock for issuance thereunder (the “Share Limit”) and provides that the maximum number of shares that may be issued pursuant to the exercise of ISOs is 10,000,000 (the “ISO Limit”).

KEY FEATURES OF THE 2019 PLAN

Certain key features of the 2019 Plan are summarized as follows:

If not terminated earlier by our board of directors, the 2019 Plan will terminate on December 12, 2028.

Up to a maximum aggregate of 10,000,000 shares of Common Stock may be issued under the 2019 Plan. The maximum number of shares that may be issued pursuant to the exercise of ISOs is also 10,000,000.

The 2019 Plan will generally be administered by a committee comprised solely of independent members of our Board. This committee will be the Compensation Committee unless otherwise designated by our Board (the “Committee”).

Employees, consultants and Board members are eligible to receive awards, provided that the Committee has the discretion to determine (i) who shall receive any awards, and (ii) the terms and conditions of such award.

Awards may consist of ISOs, NQSOs, restricted stock, RSUs, SARs, other equity awards and/or cash awards.

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ADMINISTRATION OF THE 2019 PLAN

The 2019 Plan will be administered by our Board or the Compensation Committee, acting as the Committee, which shall consist of independent Board members. Subject to the terms of the 2019 Plan, the Committee has the sole discretion, among other things, to:

Select the individuals who will receive awards;

Determine the terms and conditions of awards (for example, performance conditions, if any, and vesting schedule); Correct any defect, supply any omission, or reconcile any inconsistency in the 2019 Plan or any award agreement;

Accelerate the vesting, extend the post-termination exercise term or waive restrictions of any awards at any time and under such terms and conditions as it deems appropriate, subject to the limitations set forth in the 2019 Plan;

Permit a participant to defer compensation to be provided by an award; and

Interpret the provisions of the 2019 Plan and outstanding awards.

The Committee may suspend vesting, settlement, or exercise of awards pending a determination of whether a selected participant’s service should be terminated for cause (in which case outstanding awards would be forfeited). Awards may be subject to any policy that the Board may implement on the recoupment of compensation (referred to as a “claw back” policy). The members of the Board, the Committee and their delegates shall be indemnified by the Company to the maximum extent permitted by applicable law for actions taken or not taken regarding the 2019 Plan. In addition, the Committee may use the 2019 Plan to issue shares under other plans or sub-plans as may be deemed necessary or appropriate, such as to provide for participation by non-U.S. employees and those of any of our subsidiaries and affiliates.

Limited Transferability of Awards. Awards granted under the 2019 Plan generally are not transferrable other than by will or by the laws of descent and distribution. However, the Committee may in its discretion permit the transfer of awards other than ISOs.

Change in Control. In the event that we are a party to a merger or other reorganization or similar transaction, outstanding 2019 Plan awards will be subject to the agreement pertaining to such merger or reorganization. Such agreement may provide for (i) the continuation of the outstanding awards by us if we are a surviving corporation, (ii) the assumption or substitution of the outstanding awards by the surviving entity or its parent, (iii) full exercisability and/or full vesting of outstanding awards, or (iv) cancellation of outstanding awards either with or without consideration, in all cases with or without consent of the selected participant. The Committee will decide the effect of a change in control of the Company on outstanding awards.

Amendment and Termination of the 2019 Plan. The Board generally may amend or terminate the 2019 Plan at any time and for any reason, except that it must obtain stockholder approval of material amendments to the extent required by applicable laws, regulations or rules.

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AFFILIATE TRANSACTIONS

On August 1, 2016, we issued RF Irrevocable Trust an unsecured promissory note in the aggregate principal amount of up to $1.2 million pursuant to which the Company may borrow from such trust up to $1.2 million pursuant to a line of credit. The outstanding principal amount bears interest at a rate of 3.5% per annum, and the note matures on December 31, 2020. In the event the Company fails to pay the note, together with interest accrued thereon, by the maturity date, the unpaid amount shall accrue interest at a rate of 10% per annum or the maximum rate permitted by law, whichever is less. As of May 30, 2019, $1,024,164.63 principal amount together with interest accrued thereon is outstanding. Mr. Ronal (Maxwell) Ford, our Chief Executive Officer, is Trustee of the RF Irrevocable Trust.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Other than compensation arrangements for our executive officers and directors that are described elsewhere in this prospectus, below we describe transactions since January 1, 2017, to which we were or will be a participant and in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our capital stock, or any member of the immediate family of, or person sharing the household with, the foregoing persons, had or will have a direct or indirect material interest

During 2017, the Company borrowed an additional $680,393 on a note payable to a trust for which the Company’s CEO and sole member of the Board serves as Trustee. Borrowings were made to fund the ongoing expenses of the Company, settling old accounts payable, as well as traditional cash funding. Interest of 3.5% annually is accruing but unpaid on this note. This is in addition to a $25,000 note payable due on demand to the same shareholder that remains outstanding from prior year.

PRINCIPAL SHAREHOLDERS

The following table shows the beneficial ownership of our Common Stock as of July 25, 2019 held by (i) each person known to us to be the beneficial owner of more than five percent (5%) of our Common Stock; (ii) each director; (iii) each executive officer; and (iv) all directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting power and/or investment power with respect to the securities held. Shares of Common Stock subject to options and warrants currently exercisable or exercisable within 60 days of March 6, 2019, are deemed outstanding and beneficially owned by the person holding such options or warrants for purposes of computing the number of shares and percentage beneficially owned by such person but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as indicated in the footnotes to this table, the persons or entities named have sole voting and investment power with respect to all shares of our Common Stock shown as beneficially owned by them.

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The percentages below are based on 140,220,965 shares of our Common Stock, 4 shares of our Common Stock underlying 1 share of Class A Convertible Preferred Stock and 1,600,000 shares of our Series B Preferred Stock outstanding as of July 25, 2019. Unless otherwise indicated, the principal address of each of the persons below is c/o RONN Motor Group, Inc., 20645 North Pima Road, Suite 140, Scottsdale, Arizona 85255.

Officers/Directors/Management	Number of Common Shares Beneficially Owned		Percentage Ownership Before Offering	Percentage Ownership After Maximum Offering Amount
Ronn Maxwell Ford	87,926,428	(1)(2)(3)	62.71%	58.53%
Kevin Hong/Arbor Lake	20,000,000	(4)(5)	14.26%	13,31%
Damon Kuhn	3,000,000		1%	1%

____________

(1)	(i) 87,926,428 shares of Common Stock owned by RF Irrevocable Trust; (ii) 4 shares of Common Stock issuable upon conversion of 1 share of Class A Convertible Preferred Stock owned by RF Irrevocable Trust.
(2)	In addition to the Common Stock RF Irrevocable Trust owns (i) 80,000,000 shares of Common Stock issuable upon conversion of 800,000 shares of Series B Convertible Preferred Stock. As Trustee of the RF Irrevocable Trust, Mr. Ronal (Maxwell) Ford has the right to vote and dispose of the securities held by such entity.
(4)	Mr. Kevin Hong is the sole Member of Arbor Lake Capital LLC, a Michigan limited liability company. The shares reported above Includes (i) 10,000,000 shares of Common Stock owned by Mr. Hong; (ii) 10,000,000 shares of Common Stock owned by Arbor Lake Capital LLC.
(5)	In addition to the Common Stock Mr. Kevin Hong and Arbor Lake Capital own; (i) 400,000 shares of Series B Preferred Stock held by Mr. Hong, which are convertible into 40 million shares of Common Stock; and (ii) 400,000 shares of Series B Preferred Stock held by Arbor Lake Capital, which are convertible into 40 million shares of Common Stock.

DESCRIPTION OF CAPITAL STOCK

The following summary of the capital stock of the Company is subject in all respects to applicable Delaware law, our Certificate of Incorporation, as amended, and our Amended and Restated Bylaws.

The total authorized shares of capital stock of the Company currently consist of 399,999,999 shares of common stock, par value $0.001 per share and 1 share of Class A Convertible Preferred Stock, par value $0.01 per share. At the close of business July 25, 2019, 140,220,965 shares of our Common Stock were issued and outstanding, 1 shares of our Class A Convertible Preferred Stock and 1,600,000 shares of Series B Preferred Stock was issued and outstanding. As of July 25, 2019, we had no stock options outstanding.

COMMON STOCK

Each share of our Common Stock entitles the holder to receive notice of and to attend all meetings of our stockholders with the entitlement to one vote. Holders of Common Stock are entitled, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares ranking in priority to the Common Stock, to receive any dividend declared by the board of directors. If the Company is voluntarily or involuntarily liquidated, dissolved or wound-up, the holders of Common Stock will be entitled to receive, after distribution in full of the preferential amounts, if any, all of the remaining assets available for distribution ratably in proportion to the number of shares of common stock held by them. Holders of Common Stock have no pre-emptive rights or conversion rights and there are no redemption or sinking fund provisions applicable to the Company’s Common Stock. The rights, preferences and privileges of holders of shares of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

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CLASS A CONVERTIBLE PREFERRED STOCK

Dividends

The holder of Class A Convertible Preferred Stock shall have no rights to dividends except as may be declared by the Board, in its sole discretion.

Liquidation

In the event of any liquidation, dissolution or winding-up of the Company, the holder of Class A Convertible Preferred Stock shall be entitled to receive an amount equal to $1.00 per share of Class A Convertible Preferred Stock held before any payment shall be made to the holders of the Company’s Common Stock.

Voting

The holder of Class A Convertible Preferred Stock shall be entitled to 51% of the common votes on any matters requiring a stockholder vote.

Conversion

The Class A Convertible Preferred Stock is convertible, at the option of the holder, at any time, into four shares of Common Stock of the Company.

CLASS A CONVERTIBLE PREFERRED STOCK

[To Come.]

Transfer Agent and Registrar

The transfer agent and registrar for the common stock will be VSTOCK TRANSFER. RONN has also applied for DTC eligibility.

NASDAQ Global Market

We have applied to list our common stock on the [NASDAQ Global Market under the symbol “[_RONN_]”], which has been reserved and we have an application for the New York Stock Exchange (NYSE).

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following is a summary of certain of our indebtedness that is currently outstanding. The following description does not purport to be complete and is qualified in its entirety by reference to the agreements and related documents referred to herein, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part, and may be obtained as described under “Where You Can Find More Information” in this prospectus.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate. Although we completed the NASDAQ application to list our common stock on the [NASDAQ Global Market],we cannot assure you that there will be an active public market for our common stock.

54

Upon completion of this offering, we will have 150,220,965shares of our Common Stock outstanding (or [______] shares, if the underwriters exercise their option to purchase additional shares in full). Of the outstanding shares, all shares sold in this offering will be freely tradable without further restriction or registration under the Securities Act, except that any shares purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act, may be sold only in compliance with the limitations described below. The remaining outstanding shares of common stock will be deemed “restricted securities” under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are described below. [______] of these shares will be subject to lock-up agreements described below.

Taking into account the lock-up agreements described below, and assuming the representatives of the underwriters do not release shareholders from these agreements, the following shares will be eligible for sale in the public market at the following times, subject to the provisions of Rule 144 and Rule 701:

Date Available for Resale	Number of Shares Eligible for Resale	Comment
On the date of this offering ( , 2019)	10,220,000	Shares eligible for sale under Rule 144 and Rule 701

180 days after the date of this offering ( , 2019)	[________]	Lock-up released, shares eligible for sale under Rule 144 (subject, in some instances, to volume limitations) and Rule 701

RULE 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations. Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year. In addition, under Rule 144, any person who is not our affiliate and has not been our affiliate at any time during the preceding three months and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available.

Approximately 10,220,000 shares of our common stock that are not subject to the lock-up agreements described below will be eligible for sale under Rule 144 immediately upon the consummation of this offering.

Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the total number of then-outstanding shares of the class of security sold, which will equal, immediately after this offering, approximately 1,507,200 shares of common stock.

•	the average weekly trading volume in the class of security sold on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

55

RULE 701

In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, in the case of affiliates, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, holding period, volume limitation or notice filing requirements of Rule 144.

LOCK-UP AGREEMENTS

Our officers, directors and other shareholders owning an aggregate of [________________] shares of our common stock will be subject to lock-up agreements with [_______________________], as representatives of the underwriters, that will restrict the sale of the shares of our common stock held by them for 180 days, subject to certain exceptions. See “Underwriting” for a description of these lock-up agreements.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom [_______________] and [_________________] are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Underwriters	Number of Shares
[_________________]
[_________________]
[_________________]
[_________________]

Total	[______]

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriting agreement provides for a firm commitment underwriting, and the underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

56

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $ a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to [_________] additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional [_________] shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$-	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $[________________]. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority, or FINRA, for up to $[________].

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed [__]% of the total number of shares of common stock offered by them.

We have applied to list our common stock on the [NASDAQ Global Market under the trading symbol “[_RONN-__].”] which has been reserved for us.

57

We have agreed that for a period of 180 days after the date of this prospectus, or the restricted period, we will not, subject to certain exceptions, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise or (3) file or confidentially submit any registration statement with the Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or publicly disclose the intention to do any of the foregoing.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

RELATIONSHIPS

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates may in the future perform various financial advisory and investment banking services for us, for which they will receive customary fees and expenses.

58

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

PRICING OF THE OFFERING

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

SELLING RESTRICTIONS

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Booth Udall Fuller, PLC.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (File Number [___________]) under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

You may read the registration statement for this offering at the SEC’s internet website, which is located at www.sec.gov and which also contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

We are not currently subject to the informational requirements of the Exchange Act. As a result of this offering, we will become subject to the informational requirements of the Exchange Act and, in accordance therewith, will file reports and other information with the SEC.

59

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FINANCIAL STATEMENTS

Year Ended December 31, 2018

FINANCIAL STATEMENTS

Balance Sheet	F-1

Statement of Operations	F-2

Statement of Changes in Shareholders’ Deficit

Statement of Cash Flows	F-4

Notes to Financial Statements

F-1

RONN Motor Group, Inc.

BALANCE SHEET

As of December 31, 2018

TOTAL
ASSETS
Current Assets
Bank Accounts
1020 Chase Checking Account	2,149.56
1040 Savings Account	0.00
Total Bank Accounts	$2,149.56
Other Current Assets
1200 Prepaid Expenses	3,812.05
Total Other Current Assets	$3,812.05
Total Current Assets	$5,961.61
TOTAL ASSETS	$5,961.61

LIABILITIES AND EQUITY
Liabilities
Current Liabilities
Accounts Payable	528,314.38
2000 Accounts Payable
Total Accounts Payable	$528,314.38
Credit Cards
Chase Credit Card	6,669.50
Total Credit Cards	$6,669.50
Other Current Liabilities
2300 Accrued Expenses	4,358.82
2301 Accrued Payroll	0
2485 Due to Rick Cabral	24,150.00
2527 Accrued Interest Payable	101,722.37
Deferred Rent	1,541.42
Total Other Current Liabilities	$131,772.61
Total Current Liabilities	$666,755.49
Long-Term Liabilities
2650 Convertible Notes Payable	491,250.00
2700 Notes Payable	25,000.00
2701 NP - RF Irrevocable Trust	951,463.43
Total Long-Term Liabilities	$1,467,713.43
Total Liabilities	$2,134,469.92
Equity
3010 Common Stock $0.001 par value	203,220.97
3015 Series A Preferred Stock $0.001	-0.01
3020 Additional Paid-In Capital	51,706.39
3030 Retained Earnings	-2,199,904.83
3050 Treasury Stock - Restricted	0.00
Net Income	-338,072.83
Total Equity	$-2,283,050.31
TOTAL LIABILITIES AND EQUITY	$148,580.39

F-2

RONN Motor Group, Inc.

PROFIT AND LOSS

January - December 2018

TOTAL
Income
4060 Interest Income	1.27
Total Income	$1.27
GROSS PROFIT	$1.27
Expenses
6010 Advertising Expense	8,554.46
6100 Auto Expenses	5,372.41
6200 Bank Fees	1,320.44
6360 Corporate Expenses	5,009.95
6850 Professional Expense	500.00
6851 Legal	84,325.36
6852 Accounting	38,477.50
6853 Professional Fees - Consulting & General	65,424.58
6858 Transfer Agent Expense	2,866.83
6859 Payroll Provider	229.34
Total 6850 Professional Expense	191,823.61
7100 Office Expense	8,024.56
7275 Computer and Software Expense	25.90
7333 Reg A+ expenses	4,015.00
7400 Rent or Lease Expense	15,695.09
7550 Office Supplies	974.05
7650 Travel Expense	17,284.41
7652 Parking	23.85
7653 Car Rental	900.38
7660 Taxi	3,249.26
7665 Airfare	4,003.38
7675 Hotel	564.76
Total 7650 Travel Expense	26,026.04
7655 Meals - 50% deductible	2,451.04
7750 Wages Expense
7180 Stock Based Compensation	13,775.00
Total 7750 Wages Expense	13,775.00
8001 Interest Expense	54,950.25
Workers Comp Insurance	56.30
Total Expenses	$338,074.10
NET OPERATING INCOME	$-338,072.83
NET INCOME	$-338,072.83

F-3

RONN Motor Group, Inc.
Statement of Cash Flows
January - December 2018

Total
OPERATING ACTIVITIES
Net Income	-338,072.83
Adjustments to reconcile Net Income to Net Cash provided by operations:
1200 Prepaid Expenses	-3,812.05
2000 Accounts Payable	14,617.67
Chase Credit Card	1,687.58
2300 Accrued Expenses	-800.00
2527 Accrued Interest Payable	54,379.51
Deferred Rent	1,541.42
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$67,614.13
Net cash provided by operating activities	$-270,458.70
FINANCING ACTIVITIES
2701 NP - RF Irrevocable Trust	251,300.00
3010 Common Stock $0.001 par value	13,777.82
3020 Additional Paid-In Capital	10,436.49
Net cash provided by financing activities	$275,514.31
Net cash increase for period	$5,055.61
Cash at beginning of period	-2,906.05
Cash at end of period	$2,149.56

F-4

Scottsdale, Arizona

FINANCIAL STATEMENTS

Year Ended December 31, 2017

F-5

F-6

RONN MOTOR GROUP, INC BALANCE SHEET As of December 31, 2017

ASSETS
2017

TOTAL ASSETS	$-

LIABILITIES
CURRENT LIABILITIES
Accounts payable	$521,585
Accrued expenses	207,044
Note payable to related party	25,000
Convertible notes payable	511,250
Current maturities of notes payable	4,150
TOTAL CURRENT LIABILITIES	1,269,029

NON-CURRENT LIABILITIES
Notes payable, less current maturities	700,163

TOTAL LIABILITIES	1,969,192

SHAREHOLDERS' DEFICIT

SHAREHOLDERS' DEFICIT
Preferred stock, $0.01 par value, 1 share authorized, 1 issued and outstanding	-
Common stock, $0.001 par value, 399,999,999 shares authorized, 189,443,145 shares issued and outstanding	189,443
Additional paid-in capital	41,270
Accumulated deficit	(2,199,905)
TOTAL SHAREHOLDERS' DEFICIT	(1,969,192)

TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT	$-

See Notes to Financial Statements

F-7

RONN MOTOR GROUP, INC.

STATEMENT OF OPERATIONS

Year Ended December 31, 2017

2017

REVENUES	$-

EXPENSES
Selling, general and administrative	1,852,078

TOTAL EXPENSES	1,852,078

LOSS FROM OPERATIONS	(1,852,078)

OTHER INCOME (EXPENSE)
Interest expense	(45,176)

NET OTHER INCOME (EXPENSE)	(45,176)

NET LOSS	$(1,897,254)

 See Notes to Financial Statements

F-8

RONN MOTOR GROUP, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' DEFICIT

Year Ended December 31, 2017

	Preferred Stock		Common Stock		Additional	Treasury	Accumulated	Total Shareholders'
	Shares	Amount	Shares	Amount	Paid-in Capital	Stock	Deficit	Deficit

Balance, December 31, 2016	1	-	180,000,000	$180,000	$-	$-	$(302,651)	$(122,651)
Stock issuance	-	-	18,145	18	41,270	-	-	41,288
Stock-based compensation	-	-	9,425,000	9,425	-	-	-	9,425
Net loss	-	-	-	-	-	-	(1,897,254)	(1,897,254)
Balance, December 31, 2017	1	$-	189,443,145	$189,443	$41,270	$-	$(2,199,905)	$(1,969,192)

See Notes to Financial Statements

F-9

RONN MOTOR GROUP, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2017

2017
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(1,897,254)
Adjustments to reconcile net income to net cash provided by operating activities:
Stock-based compensation	9,425
Changes in operating assets and liabilities:
Decrease in prepaid expenses	1,300
Increase (decrease) in:
Accounts payable	466,529
Accrued expenses	207,044

NET CASH USED IN OPERATING ACTIVITIES	(1,212,956)

CASH FLOWS FROM FINANCING ACTIVITIES
Funds received from long-term debt	680,393
Proceeds from issuance of convertible debt	491,250
Proceeds from issuance of common stock	41,288

NET CASH PROVIDED BY FINANCING ACTIVITIES	1,212,931

NET CHANGE IN CASH	(25)

CASH, BEGINNING OF YEAR	25

CASH, END OF YEAR	$-

Supplemental disclosure of cash flow information

Cash paid during the period
Interest	$-

Income taxes	$-

See Notes to Financial Statements

F-10

RONN MOTOR GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2017

NOTE 1 NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

RONN Motor Group, Inc. (the “Company”), founded in 2013, is an automotive developer and clean tech auto manufacturer focused on addressing current global environmental needs through a full-line range of zero- emission transportation platforms from automobiles, intercity buses, fleet delivery trucks, and future Hypercars. The Company is setting out to be a world leader in hydrogen-assisted technology, and joining the race to reduce our carbon footprint and greenhouse gas effects.

The significant accounting policies followed by the Company are summarized below:

Basis of accounting

The financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (“US GAAP”). The Financial Accounting Standards Board (“FASB”) sets US GAAP to ensure consistent reporting. References to US GAAP are to the FASB Accounting Standards Codification (“FASB ASC”). The financial statements reflect all significant assets and liabilities.

Cash

Cash includes cash and, at times, cash equivalents which consist of highly liquid investments purchased with original maturities of three months or less.

Advertising

The Company expenses advertising costs as they are incurred. Advertising costs for the year ended December 31, 2017 were $543,206.

Income Taxes

The Company is incorporated in the State of Delaware. Income taxes are accounted for under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that they would be able to realize their deferred tax assets in the future in excess of the net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

Uncertain Tax Positions

The Company has not filed federal or state tax returns since inception, however is currently in the process of filing all outstanding returns. When income tax filings are ultimately made, to the extent that Company management’s assessment of such tax positions changes, such changes will be reflected on tax returns in the period in which the determination is made. The Company’s policy is to classify income tax penalties and interest as income tax expense in its financial statements, if and when they occur. During the year ended December 31, 2017, the Company did not recognize any material interest or penalties.

F-11

RONN MOTOR GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2017

Stock-based Compensation

The Company recognizes cost for stock options issued to employees at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee’s requisite vesting period.

The Company measures compensation expense for its employee and non-employee stock-based compensation under FASB ASC 718. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company’s common stock on the date that the commitment for performance by the counterparty has been reached, or the counterparty’s performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and any excess above the par value of common stock issued therewith is credited to additional paid-in capital.

Fair Value Measurements

A framework for measuring fair value has been established by the FASB ASC, which provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Input other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified term (contractual term), the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement, and usually reflect the Company’s own assumptions about the assumptions that market participants would use in pricing the assets (i.e. real estate valuations, broker quotes, etc.).

F-12

RONN MOTOR GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2017

Management’s use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Contingencies

From time to time, the Company may be involved in routine litigation that arises in the ordinary course of business. There are no pending significant legal proceedings to which the Company is a party for which management believes the ultimate outcome would have a material adverse effect on the Company’s financial position.

Additionally, the Company has recorded all known liabilities and payables in the accompanying financial statements at amounts corresponding with contractually obligated amounts. The Company believes that many of these will be settled for less than the full amount. Any settlement differences will be recognized in the period in which these outstanding liabilities or payables are settled.

Going Concern

In 2017, the Company incurred a pre-tax net loss of ($1,897,254) and used cash for operating activities of $1,212,956. The accompanying financial statements have been prepared on a basis which assumes that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has concluded that the prevailing conditions and ongoing liquidity risks faced by the Company raise substantial doubt about the Company’s ability to continue as a going concern for at least one year following the date these financial statements are available to be issued. Based on the Company’s lack of recognized or deferred revenue during or as of the year ended December 31, 2017, lack of startup capital and lack of partnerships necessary to build out a manufacturing process, the Company will need substantial additional funding to support its planned and future operating activities. Management’s plans with regard to these matters include entering into strategic partnerships or marketing and distribution arrangements or seeking additional debt or equity financing arrangements or a combination of these activities. There can be no assurance that the Company will be able to obtain additional capital on terms acceptable to the Company, on a timely basis or at all. The failure to obtain sufficient additional funding could adversely affect the Company’s ability to achieve its business objectives and product development timelines. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Subsequent events

The Company has evaluated subsequent events through May 15, 2019, which is the date the financial statements were available to be issued.

F-13

RONN MOTOR GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2017

NOTE 2 NOTES PAYABLE

Notes payable at December 31, 2017 consists of the following:

Note payable to an unrelated party, non-interest bearing, due on demand	$4,150
Note payable to the Class A Preferred Shareholder, interest at a fixed rate of 3.5%, due December 31, 2020	700,163
Total long-term debt	704,313
Less current portion	(4,150)
Noncurrent portion	$700,163

The noncurrent portion is all due in 2020.

No interest was paid on these notes, but an accrual for interest owed totaling approximately $47,000 is reflected in accrued expenses on the accompanying balance sheet.

NOTE 3 RELATED PARTY TRANSACTIONS

During 2017, the Company borrowed an additional $680,393 on a note payable to a trust in the name of the Company’s sole Class A Preferred Shareholder. Borrowings were made to fund the ongoing expenses of the Company, settling old accounts payable, as well as traditional cash funding. Interest of 3.5% annually is accruing but unpaid on this note. This is in addition to a $25,000 note payable due on demand to the same shareholder that remains outstanding from prior year.

Included in accounts payable are amounts totaling $45,794 for reimbursements due to employees or board members for expenses incurred on the Company’s behalf in the ordinary course of business.

Additionally, several board members or companies owned by the board members were paid approximately $65,000 by the Company for services rendered in the normal course of business not relating to their service as a board member. During 2017, board members received no compensation for their service on the Board of Directors of RONN Motor Group, Inc.

NOTE 4 STOCK-BASED COMPENSATION

The Company authorized and awarded stock-based compensation to key employees and board members in the amount of $9,425.The authorized and awarded stock was issued pursuant to stock awards to employees and key board members under agreements that specify vesting terms and conditions. In accordance with FASB ASC 718, stock-based compensation is recognized at the fair value of the award as of the grant date.

F-14

RONN MOTOR GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2017

The Company estimated fair value using the following assumptions, which are congruent with the valuation the Company had performed in August 2017:

•	Company holds no intellectual property, patents, technology, or other intangibles applicable to the business plan;
•	There are no historical sales or revenues; production facility; or production designs for their vehicles;
•	The risks associated with the business plan and projections are substantial; and
•	Liabilities exceed fair value of assets.

The fair value of the stock as of the dates it was awarded was determined to be $0, and therefore the stock - based compensation is equal to the par value of stock awarded and issued with no excess required to be recognized in additional paid-in capital.

There are various formal and informal agreements granting stock options or warrants to various individuals, employees, former employees, and vendors to the Company, whereby the agreed upon and authorized awards have not been formally issued. It is the Company’s position that warrant and stock option exercises have a remote likelihood of occurrence as of the grant date. Through the date the financial statements are available to be issued, no such exercises occurred from any of the holders.

Warrants

The number of warrants issued are 360,000, which primarily were issued in connection with the convertible notes payable described in Note 5. The value of such warrants was recognized at $0 based on the determination that the fair value of the Company stock is $0 as of the date the warrants were granted.

As part of the convertible notes payable described in Note 5, 310,000 warrants to purchase Company shares were issued. The warrants have a $1.875 exercise price and expire two to three years after the date of the loan. During the year ended December 31, 2017, the Company also issued 50,000 warrants to a vendor as part of a contract for services. The warrants have an exercise price of $2.50 per share and expire six months subsequent to the Company’s first day of trading on a listed exchange. The value of all warrants was recognized at $0 based on the determination that the fair value of the Company stock is $0 as of the date the warrants were granted

Options

The following is a summary of stock options activity:

	Shares	Weighted- Average Exercise Price
Outstanding at January 1, 2017	-	$-
Granted	40,000.00	$1.00
Exercised		$-
Forfeited	(33,333.33)	$1.00
Outstanding at December 31, 2017	6,666.67	$1.00

The value of such options was recognized at $0 based on the determination that the fair value of the Company stock is $0 as of the date the options were granted. Certain of the employee recipients were terminated on or before December 31, 2017 and as a result the related options were forfeited.

F-15

RONN MOTOR GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2017

NOTE 5 CONVERTIBLE NOTES PAYABLE

During 2017, the Company issued $491,250 in convertible notes. These notes are convertible into approximately 262,000 ordinary shares at a price of $1.875 per share in June 2018 at the option of the holder. Any unconverted notes become payable on demand. These notes bear interest at a rate of 10% and are subject to a 110% prepayment penalty prior to their maturities throughout 2018. During the year ended December 31, 2017, interest totaling $24,467 was expensed and is included in accrued expenses on the accompanying balance sheet.

Additional provisions of these notes include: holder has mandatory conversion option at stated price, borrower has right to convert after 180 days, events of default are callable at option of the holder. All of the related warrants, except for a warrant for 53,333 related to one of the notes, have a two-year expiration. The warrant for 53,333 has a three-year expiration.

The Company also has a convertible note outstanding in the amount of $20,000. This note is convertible into Company stock subject to a conversion option at a 40% discount to the price that is indexed to Company stock valuation associated with a debt or equity “Financing” (as defined) in excess of $200,000. Furthermore, this note includes provisions for the Company to acquire a building, a licensing agreement between the Company and a company owned by the Note Holder, rights to other assets, and an encumbrance against $200,000 of shares.

As of December 31, 2017, the equity portion of all of these agreements was determined to have no value as discussed in Note 4. Through the date the financial statements are available to be issued, no such conversions have occurred on any of the outstanding convertible notes.

NOTE 6 SHAREHOLDER’S EQUITY

The Company has various formal and informal agreements granting stock to various individuals, employees, former employees, and vendors to the Company, whereby the agreed upon and authorized awards have not been formally issued. The number of shares of stock authorized and not yet issued is 210,556,854. Of this amount, 12,941,667 relates to unvested awards made to employees. Certain of these employees were terminated on or after December 31, 2017. Shares forfeited by those terminated employees during 2017 are 5,200,000.

The Company has authorized and issued one share of Class A Convertible Preferred Stock (Class A stock), par value $0.01 per share.

The designations, rights and preferences of the Class A Convertible Preferred Stock provide:

•	The Class A stockholder is entitled to 51% of the common votes for each share of Class A stock held on any matters requiring a shareholder vote of the Company.

•	Each share of Class A stock is convertible at the option of the holder into 4 shares of our common stock.

•	The Class A stock shall rank as to dividends and upon liquidation, senior and prior to our common stock and all other class or classes of stock issued by the Company.

•	The holders of Class A stock have no dividend rights except as may be declared by the Board of Directors.

F-16

RONN MOTOR GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2017

NOTE 7 INCOME TAXES

The Company is subject to taxation in the United States of America. As described in Note 1, from inception of the Company through the date the financial statements were available to be issued, the Company has not recognized or deferred revenue. As described in Note 1, the Company also has not filed federal or state corporate tax returns since inception as of the date the financial statements were available to be issued. The Company estimates that current taxes payable or refundable are $0 as of December 31, 2017 for each outstanding and delinquent tax return as no income was earned nor were taxes paid since inception of the Company.

Consistent with the foregoing information, the Company has estimated unfiled net operating loss (“NOL”) carryforwards totaling approximately $2,177,000 for tax years 2013 through 2017. As described in Note 1, the Company has not filed federal or state tax returns since inception. As a result, the Company has no rights to these estimated NOL carryforwards as of the date the financial statements are available to be issued. Once the Company files its federal and state tax returns, as required by law, these NOL carryforwards are expected to expire beginning in 2033 and continuing through 2036 for both federal and state purposes.

The deferred tax asset associated with these NOL carryforwards as of December 31, 2017 is estimated to be approximately $544,000, which will only become available once income tax filings are made. A valuation allowance against the full amount of deferred tax assets as of December 31, 2017 has been applied to offset the deferred tax assets as a result of the Company not filing any of its required tax returns since inception and the uncertainty of realizing any of the cumulative deferred assets based on the Company’s ongoing operations resulting in losses since inception. As of December 31, 2017, the deferred tax asset and related valuation allowance net to $0.

Differences between amounts to be reported in the Company’s income tax filings and amounts recognized under US GAAP are primarily from certain permanent differences for non-deductible expenses. The Company’s deferred tax provision (benefit) consists of the following for the year ended December 31, 2017:

Net loss per financial statements	$(1,897,254)
Non-deductible expenses	22,395
Net Operating Loss (NOL)	$(1,874,859)
Estimated blended statutory tax rate	25%
Tax benefit at the expected statutory rate	(468,715)
Change in valuation allowance	468,715
Net deferred income tax provision (benefit)	$-

During the year ended December 31, 2017, the Tax Cuts and Jobs Act (“TCJA”) was passed into law. Consistent with US GAAP, changes to previously recognized deferred tax assets are re-valued in the period in which the tax law change is enacted. As the Company has a history of losses from inception through December 31, 2017, the NOL’s associated with prior year’s tax filings would be revalued at the lowered tax rate. This change would result in additional charges to the income statement, which are offset by decreases to the valuation allowance.

F-17

Prospectus

[__________________]

[__________________]

_______, 2019

Until,              , 2019 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the estimated expenses payable by us in connection with the sale and distribution of the securities registered hereby, other than underwriting discounts and commissions. All amounts are estimates, except the SEC registration fee, the FINRA filing fee and the [NASDAQ Global Market or New York Stock Exchange (NYSE)] listing fee.

Amount
SEC registration fee	$	[_________]
FINRA filing fee		[_________]
NASDAQ Global Market or New York Stock Exchange (NYSE) listing fee		[_________]
Legal fees and expenses		25,000
Accountants’ fees and expenses		[_________]
Printing expenses		[_________]
Transfer agent and registrar fees and expenses		[_________]
Miscellaneous expenses		[_________]

Total	$	[_________]

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law (the “DGCL”) provides in relevant part that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

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The DGCL also permits a corporation to indemnify such persons against expenses (including attorneys’ fees) in connection with the defense or settlement of an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to the corporation. Where a present or former director or officer is successful in the defense of such an action, suit or proceeding referenced above, or in defense of any claim, issue or matter therein, the corporation must indemnify him or her against the expenses which such officer or director actually and reasonably incurred. Expenses (including attorneys’ fees) incurred by such persons in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding upon, in the case of a current officer or director, receipt of an undertaking by or on behalf of such person to repay such amount if it is ultimately determined that such person is not entitled to be so indemnified.

The DGCL provides that the indemnification described above is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The Company’s amended and restated certificate of incorporation provides for indemnification by the Company of its directors and officers to the fullest extent permitted by the DGCL.

In accordance with Section 102(b)(7) of the DGCL, our amended and restated certificate of incorporation contains a provision to limit the personal liability of a director to the corporation or its stockholders for monetary damages for violations of the directors’ fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions or (iv) for any transaction from which a director derived an improper personal benefit.

The DGCL also provides corporations with the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation in a similar capacity for another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability as described above. Policies of insurance are maintained by the Company under which our directors and officers are insured, within the limits and subject to the terms of the policies, against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been directors or officers.

The foregoing statements are subject to the detailed provisions of the DGCL and the full text of our certificate of incorporation, as amended, which is filed as Exhibits 3.1, 3.3 and 3.4 hereto.

We intend to enter into separate indemnification agreements with each of our directors and officers that will provide, subject to their terms, the maximum indemnity allowed to directors and officers by Section 145 of the DGCL and certain additional procedural protections.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

The following list sets forth information regarding all unregistered securities sold by us since July 31, 2016. No underwriters were involved in the sales and the certificates representing the securities sold and issued contain legends restricting transfer of the securities without registration under the Securities Act or an applicable exemption from registration. The issuances of the securities in the transactions described below were issued without registration in reliance on the exemptions afforded by Section 4(a)(2) of the Securities Act and Rules 506 and 701 promulgated thereunder. The below share numbers do not reflect the Corporate Reorganization.

1.	[_____________________________________].

2.	[_____________________________________].

3.	[_____________________________________].

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ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits.

Some of the agreements included as exhibits to the registration statement of which this prospectus forms a part contain representations and warranties by the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (1) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (2) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (3) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (4) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

The Registrant acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding contractual provisions are required to make the statements in the registration statement of which this prospectus forms a part not misleading.

Exhibit	Description

2.1†

3.1*	Certificate of Incorporation

3.2*	Certificate of Revival of Charter filed October 14, 2016

3.3*	Certificate of Amendment of Certificate of Incorporation filed October 25, 2016

3.4*	Certificate of Amendment of Certificate of Incorporation filed December 2, 2016

3.5*	Bylaws of the Company

4.1*	Certificate of Designation of Class A Convertible Preferred Stock

4.2*	Form of Subscription Agreement

4.3*	Unsecured Promissory Note in favor of Ronn Maxwell dated January 5, 2013

4.4*	Promissory Note in favor of Cabral Holdings, LLC dated June 15, 2015

5.1	Opinion of Booth Udall Fuller, PLC with consent to use

10.1	Zhangqiu Jinan Strategic Cooperation Agreement – Shandong Province – February 25, 2019 (English)

10.2	Changshu CEDZ Agreement – March 3, 2019

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Exhibit	Description

10.3	Nanjing LEDZ Strategic Cooperation Agreement – March 12, 2019

10.4	Jiangsu Hanwei Automotive and Durable Chongqing Motors – December 9, 2018

10.5	Supplementary Agreement to Jiangsu Hanwei Automotive and Durable Chongqing Motors – March 9, 2019

10.6	Chongqing Hydrogen Element Technology – May 9, 2019

10.7	Heshan Dongfeng New Energy Agreement – May 9, 2019

10.8	RONN Motor Group Research and Development Description – April 8, 2019

10.9	Quingdao Agreement – May 29, 2019

10.10	Jinan City Agreement – February 25, 2019

10.11	Tiaxiang City Agreement – TBD

10.12	Nanotek Instruments Group Strategic Partnership Agreement – March 29,2019

10.13	Prescott Master Services Agreement – July 18, 2018

10.14	Aicon Group Agreement – May 28, 2019

10.15	Fathym Master Services Agreement – October 11, 2017

10.16	Boustead Securities Agreement

10.17

10.18

10.19

10.20

10.21

10.22

10.23

10.24

10.25

10.26

10.27

10.28

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Exhibit	Description

10.29

10.30

10.31

10.32
10.33

10.34

10.35

21.1

23.1

23.2

24.1*

__________

*	Previously filed.

†

Exhibits of this exhibit have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish a copy of an omitted exhibit to the Securities and Exchange Commission upon request.

††	Confidential treatment requested as to certain portions, which portions have been filed separately with the Securities and Exchange Commission.

#	Indicates a management contract or compensatory plan, contract or arrangement.

(b) Financial Statement Schedules.

No financial statement schedules have been submitted because they are not required or are not applicable or because the information required is included in the financial statements or the notes thereto.

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ITEM 17. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person of the registrant in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of the registration statement of which this prospectus forms a part in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement of which this prospectus forms a part as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Scottsdale, Arizona, on this day of July, 2019.

RONN MOTOR GROUP, INC.

By:	/s/ Ronal (Maxwell) Ford
Ronal (Maxwell) Ford Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

/s/ Ronal (Maxwell) Ford	Chief Executive
Ronal (Maxwell) Ford	Officer and sole Member of the Board of Directors (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)	July [__], 2019

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